BUDGET 2010 / 1

SUMMARY BUDGET 2010/11

2 / BUDGET 2010

SUMMARY BUDGET
For the Fiscal Year Ending March 31, 2011
With Comparative Data for the Year Ending March 31, 2010

				Per cent Change
				2010/11 Budget from
	2010/11	2009/10	2009/10	2009/10	2009/10
	Budget	Forecast	Budget	Forecast	Budget
REVENUE SOURCE
Income Taxes	2,667	2,654	2,689	0.5%	(0.8%)
Other Taxes	3,385	3,248	3,197	4.2%	5.9%
Fees and Other Revenue	1,635	1,621	1,593	0.9%	2.6%
Federal Transfers	4,126	4,072	4,103	1.3%	0.6%
Net Income of Government Business Enterprises	699	687	816	1.7%	(14.3%)
Sinking Funds and Other Earnings	208	220	246	(5.5%)	(15.4%)

TOTAL REVENUE	12,720	12,502	12,644	1.7%	0.6%

EXPENDITURE SECTORS
Health and Healthy Living	5,085	4,851	4,731	4.8%	7.5%
Education	3,420	3,240	3,228	5.6%	5.9%
Family Services and Consumer Affairs	1,326	1,321	1,235	0.4%	7.4%
Community, Economic and Resource Development	1,819	1,834	1,765	(0.8%)	3.1%
Justice and Other Expenditures	848	1,072	871	(20.9%)	(2.6%)
Debt Servicing Costs	767	739	766	3.8%	0.1%

TOTAL EXPENDITURE	13,265	13,057	12,596	1.6%	5.3%

NET INCOME (LOSS)	(545)	(555)	48

NOTES:

•	The 2009/10 Budget numbers originally presented in the 2009 Budget Address and the 2009/10 forecast from the Third Quarter Financial Report have been restated to be consistent with the 2010/11 presentation for the Government Reporting Entity.

•	Details of Expenditure and Revenue for Fiscal Year 2010/11, and a reconciliation to the amounts reported for Core Government are found in Schedules 1 and 2.

•	Information on the structure of the Summary Budget is provided in Appendix 2.

•	Numbers may not add due to rounding.

BUDGET 2010 / 3

■ SUMMARY BUDGET 2010/11
Revenue
Revenue in 2010/11 is projected to increase $218 million from the 2009/10 Forecast.
Incomes Taxes are projected to increase by $13 million, with a $25 million increase in Individual Income Tax offset by a decrease of $11 million in Corporation Income Tax. Budget 2010 projects a $137 million, or 4.2%, increase in Other Taxes reflecting continued growth in retail sales taxes, and an $18 million increase in tobacco tax while Corporations Taxes are forecast to decrease by $23 million, due to a reduction in Corporation Capital Tax. Fees and Other Revenue is projected to increase $14 million, or 0.9%. Net Income of Government Business Enterprises (GBEs) is projected to increase $12 million, or 1.7%. Federal Transfers are projected to increase $54 million, or 1.3%.
Expenditure
Total expenditure is budgeted to increase $208 million, or 1.6%, from the 2009/10 Forecast.
The growth in Health and Healthy Living expenditure is $234 million, or 4.8%. Education-related expenditure is increasing by $180 million, or 5.6%. Family Services and Consumer Affairs is up $5 million, or 0.4%. Community, Economic and Resource Development expenditure will decline by $15 million, or 0.8%. The Department of Justice remains unchanged from the 2009/10 Forecast. Overall, the Justice and Other Expenditures sector will decrease by $224 million (including year-end lapse), primarily due to the one-time emergency expenditures in 2009/10. Debt Servicing Costs are expected to increase by $28 million.1
In Budget 2010, services to people represent 79% of spending.
•	Health and Healthy Living expenditure makes up 38.3% of total expenditure.
•	Education accounts for 25.8% of all expenditure; it includes public schools and post-secondary institutions.
•	The Departments of Family Services and Consumer Affairs, Housing and Community Development, and Justice represent 14.9% of total expenditure.

1	Debt Servicing Costs are forecast to equal 6.0¢ of every dollar of revenue in 2010/11, down 54.5% from 13.2¢ per dollar in 1999/2000.

4 / BUDGET 2010

Schedule 1
Summary Revenue Estimate: Details and Reconciliation to Core Government Estimates
Fiscal Year ending March 31, 2011 (in Thousands of Dollars)

	CORE GOVERNMENT	CONSOLIDATION IMPACTS
	Revenue	and Revenue of
Source of Revenue	Estimate	Other Reporting Entities	SUMMARY
Income Taxes
Individual Income Tax	2,420,500	—	2,420,500
Corporation Income Tax	246,900	—	246,900

Subtotal: Income Taxes	2,667,400	—	2,667,400

Other Taxes
Corporations Taxes	196,200	—	196,200
Gasoline Tax	141,300	—	141,300
Land Transfer Tax	51,000	—	51,000
Levy for Health and Education	377,650	(96,058)	281,592
Mining Tax	6,000	—	6,000
Motive Fuel Tax	88,600	—	88,600
Retail Sales Tax	1,668,600	—	1,668,600
Tobacco Tax	225,000	—	225,000
Other Taxes	10,948	—	10,948
Education Property Taxes	—	715,844	715,844

Subtotal: Other Taxes	2,765,298	619,786	3,385,084

Fees and Other Revenue
Fines and Costs and Other Legal	50,190	—	50,190
Minerals and Petroleum	12,261	—	12,261
Automobile and Motor Carrier Licences and Fees	118,026	—	118,026
Parks: Forestry and Other Conservation	30,144	—	30,144
Water Power Rentals	110,000	—	110,000
Service Fees and Other Miscellaneous Charges	128,509	993,736	1,122,245
Revenue Sharing from SOAs	25,430	(25,430)	—
Tuition Fees	—	192,138	192,138

Subtotal: Fees and Other Revenue	474,560	1,160,444	1,635,004

Federal Transfers
Equalization	2,001,500	—	2,001,500
Canada Health Transfer (CHT)	953,358	—	953,358
Canada Social Transfer (CST)	404,698	—	404,698
Health Funds	9,038	—	9,038
Infrastructure Renewal	150,822	—	150,822
Manitoba Floodway Expansion	39,869	—	39,869
Shared Cost and Other Transfers	191,610	374,610	566,220

Subtotal: Federal Transfers	3,750,895	374,610	4,125,505

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	246,800	—	246,800
Manitoba Lotteries Corporation	312,700	—	312,700
Manitoba Hydro	—	113,000	113,000
Workers Compensation Board	—	1,436	1,436
Manitoba Public Insurance Corporation	—	25,051	25,051

Subtotal: Net Income of GBEs	559,500	139,487	698,987

Sinking Funds and Other Earnings	—	207,634	207,634

Total Revenue Estimate	10,217,653	2,501,961	12,719,614

BUDGET 2010 / 5

Schedule 2
Summary Expenditure Estimate: Details, Reconciliation to Core Government Estimates and Summary Budget Result
Fiscal Year ending March 31, 2011 (in Thousands of Dollars)

	CORE GOVERNMENT	CONSOLIDATION IMPACTS
	Expenditure	and Expenditures of
Sector/Department	Estimate	Other Reporting Entities	SUMMARY
Health and Healthy Living
Health	4,652,827	355,635	5,008,462
Healthy Living, Youth and Seniors	76,577	—	76,577

Total Health and Healthy Living	4,729,404	355,635	5,085,039

Education
Advanced Education and Literacy	627,005	481,163	1,108,168
Education	1,506,799	804,423	2,311,222

Total Education	2,133,804	1,285,586	3,419,390

Family Services and Consumer Affairs	1,305,442	20,861	1,326,303

Community, Economic and Resource Development
Aboriginal and Northern Affairs	36,866	597	37,463
Agriculture, Food and Rural Initiatives	215,518	178,284	393,802
Conservation	123,246	15,527	138,773
Entrepreneurship, Training and Trade	144,598	6,502	151,100
Housing and Community Development	72,345	153,866	226,211
Infrastructure and Transportation	614,213	(117,323)	496,890
Innovation,Energy and Mines	72,793	13,547	86,340
Local Government	255,790	(398)	255,392
Water Stewardship	33,436	(324)	33,112

Total Community, Economic and Resource Development	1,568,805	250,278	1,819,083

Justice and Other Expenditures
Legislative Assembly	39,006	(283)	38,723
Less: Members’ Salary Adjustments	(264)	—	(264)
Executive Council	2,841	(50)	2,791
Civil Service Commission	20,480	158	20,638
Culture, Heritage and Tourism	63,359	7,315	70,674
Employee Pensions and Other Costs	18,060	58,040	76,100
Finance	88,759	3,735	92,494
Justice	402,166	17,801	419,967
Labour and Immigration	58,064	8,467	66,531
Sport	11,919	1,242	13,161
Enabling Appropriations	81,796	—	81,796
Other Appropriations	30,151	—	30,151
Less: Year-End Lapse	(65,000)	—	(65,000)

Total Justice and Other Expenditures	751,337	96,425	847,762

Debt Servicing Costs	265,785	500,817	766,602

Total Expenditure Estimate	10,754,577	2,509,602	13,264,179

Subtract: Total Expenditure Estimate (above) from Total Revenue Estimate (Schedule 1)	10,217,653	2,501,961	12,719,614

Net Result for the Year	(536,924)	(7,641)	(544,565)

Transfer from Fiscal Stabilization Account	38,490	(38,490)	—

NET INCOME (LOSS)	(498,434)	(46,131)	(544,565)

6 / BUDGET 2010

Revenue, 2010/11
Major Sources
Per cent of Total
Expenditure, 2010/11
Major Sectors
Per cent of Total

BUDGET 2010 / 7

FINANCIAL MANAGEMENT STRATEGY

8 / BUDGET 2010

■	FINANCIAL MANAGEMENT PRIORITIES
The FMS sets out the Government’s priorities for financial management. It includes five main priority areas with one or more measurable outcomes. Each measurable outcome includes objectives for the current year and for future years.
The FMS demonstrates the Government’s commitment to enhancing financial accountability. The report on outcomes for the FMS presented in the 2009 Budget will be available in the fall of 2010.
For 2010/11, the FMS continues to focus on the priority areas identified in prior years and reflects the implementation of Manitoba’s Five-Year Economic Plan.

FINANCIAL MANAGEMENT PRIORITY	MEASURABLE OUTCOMES
Transparency, Accountability and Fiscal Discipline	•	Summary Net Income

	•	Maintaining Accountability for Core Government Expenditure and Revenue

Stable and Affordable Government	•	Credit Ratings

	•	Expenditures as a Percentage of Gross Domestic Product (GDP)

	•	Strengthening the Management of Public Resources

Managing Debt	•	Debt Retirement

	•	Net Debt to GDP Ratio

Infrastructure and Capital Asset Renewal	•	Capital Investments

Performance Measurement	•	Continued Development of Performance Measurement Capacity

BUDGET 2010 / 9

■	PRIORITY AREA – TRANSPARENCY, ACCOUNTABILITY AND FISCAL DISCIPLINE
Government has implemented a number of measures to ensure financial accountability and maintain fiscal discipline, including:
•	implementing GAAP compliant summary financial statements as of March 31, 2005;

•	transitioning to summary budgeting and reporting in 2007/08 to present comprehensive information on the total cost of providing programs and services to Manitobans and how the GRE operates as a whole;

•	publishing an FMS as part of the annual budget and a report on outcomes within six months of the end of the fiscal year;

•	completing the transition of quarterly financial reporting to a summary basis in 2009/10, consistent with GAAP and as provided in the Budget and Public Accounts;

•	establishing and implementing plans to eliminate general purpose debt and pension liabilities; and

•	extending the employer’s share of current service contributions to all employees.
The commitment to transparency, accountability and fiscal discipline continues with the implementation of Manitoba’s Five-Year Economic Plan in Budget 2010.
Measurable Outcome – Summary Net Income
Governments around the world have been affected by the market downturn, the worst global recession since the end of the Second World War. Many governments are facing budget shortfalls as they work to stimulate the economy and manage expenditures. Manitoba is no different.
While Manitoba’s economy has been one of the strongest in Canada, there are financial pressures on the Province and no quick solutions to the issues we face.
Budget 2010 focusses on continued economic stimulus and job creation, protecting key services and responsible management of public funds. This is part of Manitoba’s Five-Year Economic Plan to return to surplus by:
•	investing in vital front-line services by continuing to improve health care, education and training, policing and supports for families;

•	stimulating economic growth by upgrading needed infrastructure to create jobs, and investing in innovation to secure a prosperous future;

•	managing Government spending strategically to ensure Manitobans’ priorities come first;

•	restoring balance and returning to surplus by Budget 2014; and

•	maintaining affordability to keep Manitoba one of the best places to live, work and raise a family.
As indicated in the table which follows, the plan projects a return to surplus in five years based on managing spending and modest revenue growth, combined with an expected recovery of the Manitoba economy.

10 / BUDGET 2010

Manitoba’s Five-Year Economic Plan

		Five-Year Plan
	2009/10	2010/11	2011/12	2012/13	2013/14	2014/15
	Forecast	Budget	Projection	Projection	Projection	Projection
			(Millions of Dollars)
REVENUE
Core Government	10,042	10,218	10,514	10,736	11,151	11,708
Other Reporting Entities*	2,460	2,502	2,605	2,675	2,746	2,743

TOTAL REVENUE	12,502	12,720	13,119	13,411	13,897	14,451

EXPENDITURE
Core Government Programs and Services	10,644	10,755	11,037	11,156	11,372	11,598
Other Reporting Entities*	2,413	2,510	2,530	2,600	2,671	2,668

TOTAL EXPENDITURE	13,057	13,265	13,567	13,756	14,043	14,266

SUMMARY NET INCOME (LOSS)	(555)	(545)	(448)	(345)	(146)	185

*	includes consolidation adjustments
The Plan assumes GRE revenue will rise by a 3.2% average annually from 2010/11 to 2014/15 while GRE expenditure are forecast to increase by an annual average of 1.8% during the same period.
Core Government revenue is forecast to rise by an average of 3.5% annually and Core Government expenditure will grow by an annual average of 1.9% during the five-year period.
Core Government revenue projections are consistent with forecasts of economic growth in the short to medium term. The gradual strengthening of the international economy will boost Manitoba output in 2010 and 2011. Major economic forecasts suggest that by 2012 or 2013, the national and provincial economies will return to an expansion phase of the business cycle. Beginning in 2013/14 own-source revenue projections are based on recent average increases over 2003/04 to 2008/09.
The Manitoba Government is committed to balancing summary net income over the longer term, but has chosen not to make short-term decisions. Instead, a plan has been developed to maintain our strong economic base and return our Province to surplus by 2014/15. Measures include:
•	strategic management and prioritization of expenditures;

•	managing salary costs;

•	reducing discretionary operating costs;

•	reallocating funds currently used to cost-share one-time stimulus projects to other provincial priorities in future years;

•	moving more slowly than planned in delivering new initiatives;

•	reducing ministerial salary levels by 20%;

•	not increasing salaries for members of the Legislative Assembly, their staff and senior Government officials for the next two years;

BUDGET 2010 / 11

•	continuing to find new ways to foster innovative, cost-effective services; and

•	using funds set aside in the Fiscal Stabilization Account to retire a portion of the debt and interest expense associated with the Core Government operating shortfalls during the economic recovery period.
Continuing to meet the requirements of balanced budget legislation in today’s environment would require deep cuts to public services, tax increases and the cancellation of stimulus investments.
Our responsible plan to restore balance over five years includes amendments to legislation including balanced budget legislation that would:
•	require the budget shortfall to be eliminated over four years and a return to surplus in year five of the plan;

•	keep the legal requirement to have balanced budgets into the future;

•	exceed the debt payment requirements under the current legislation;

•	retain restrictions that prohibit increases to major taxes without a referendum; and

•	reduce ministerial salaries and freeze pay for members of the Legislative Assembly.
An annual financial management strategy and a report on outcomes will continue to be published as required by the current legislation. In addition, in-year financial reporting will provide updates on the progress made in achieving our economic recovery plan.
Measurable Outcome – Maintaining Accountability for Core Government Expenditure and Revenue
Legislation requires Government to include a summary of Core Government expenditure and projected revenue as part of the FMS. This is consistent with the main estimates of expenditure and revenue for the fiscal year.
While core expenditure exceed core revenue in Budget 2010, our five-year economic plan shows this reversing by Budget 2014. The projection includes allocations from the Fiscal Stabilization Account for funding from the federal government for health wait-times and ecoTrust funding as well as for incremental debt servicing costs resulting from the Core Government shortfall.
Core Government Expenditure and Revenue, 2010/11

$ Millions
Revenue	10,218
Expenditure	10,755

(537)
Transfer from Fiscal Stabilization Account
Wait-time Reduction Programming	25
ecoTrust	8
Debt Servicing Costs	6

Net Result	(498)

Year-end information on Core Government revenue and expenditure for 2010/11 will be provided as part of the FMS report on outcomes, scheduled to be released in the fall of 2011.

12 / BUDGET 2010

■	PRIORITY AREA – STABLE AND AFFORDABLE GOVERNMENT
Manitoba’s Government continues to be one of the most cost-effective governments in Canada. Keeping programs affordable is done by continuing to improve the way Government operates and delivers services.
Manitoba uses public revenues effectively and efficiently to deliver affordable Government programs and services. Manitoba’s per capita spending growth over the last decade has been the second lowest of all provincial governments. The most recent data for 2008/09 show that our per capita spending is fourth lowest in Canada.
In this challenging economic climate, the Government will continue to carefully manage programs and services within existing resources.
Measurable Outcome – Credit Ratings
Manitoba continues to maintain its reputation for fiscal responsibility. The Province’s measured approach to paying down debt and the pension liability, while dealing with the needs in health care and other program areas, has been positively acknowledged by credit rating agencies.
This is reflected in the credit rating upgrades Manitoba received from Moody’s Investors Service and Standard & Poor’s through 2007, and through the reaffirmations of Manitoba’s credit quality by rating agencies in 2008 and 2009.
During this period of international economic and financial instability, Manitoba’s stable and diversified economy, strong financial position and commitment to responsible financial management will help ensure a steady credit outlook in 2010. The credit rating agencies are aware of the challenging economic conditions facing all Canadian provinces. Our five-year plan includes a plan to repay debt while restoring balance. The implementation of the economic recovery plan is expected to result in credit ratings remaining unchanged for 2010.
The Manitoba Government remains committed to maintaining fiscal responsibility to achieve stable or improving credit ratings into the future.

Credit	2004	2005	2006	2007	2008	2009	2010
Rating Agency	Actual	Actual	Actual	Actual	Actual	Actual	Projected
DBRS	A(high)	A(high)	A(high)	A(high)	A(high)	A(high)	A(high)
Moody’s	Aa2	Aa2	Aa2	Aa1	Aa1	Aa1	Aa1
Standard & Poor’s	AA-	AA-	AA-	AA-(positive)	AA	AA	AA
NOTE: As at March 31 (end of fiscal year)

BUDGET 2010 / 13

Measurable Outcome — Expenditures as a Percentage of Gross Domestic Product (GDP)
Maintaining stable and affordable government means managing the growth in spending to meet increasing demands for quality services in areas such as health, education and training. An effective measure of appropriate spending is the ratio of total expenditure as a percentage of GDP. This ratio has remained relatively stable over the last four years and is expected to remain within this range for Budget 2010.
Expenditure to GDP ratios are reflected in the following table and as part of Appendix 1, Summary Financial Statistics.

	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12
	Actual	Actual	Actual	Actual	Forecast	Budget	Projection
Core Government Programs	19.1%	18.6%	18.5%	19.2%	20.5%	19.9%	19.4%
Other Reporting Entities	3.7%	3.9%	4.1%	3.7%	4.0%	4.1%	4.0%
Debt Servicing Costs	2.1%	1.8%	1.8%	1.6%	1.5%	1.5%	1.5%
Total Expenditures	24.9%	24.2%	24.3%	24.5%	26.0%	25.4%	24.9%
The Manitoba Government’s objective is to maintain a stable or declining ratio over the longer term.
Measurable Outcome — Strengthening the Management of Public Resources
Sound management and use of public resources are key to making government more effective. Government has made sure that public spending remains under control and that tax dollars are used effectively and efficiently.
For Budget 2010, general salary and discretionary operating costs were carefully reviewed by departments to absorb as many price and volume increases as possible while managing vacancies. As a result, half of the departments in Core Government will see a budget decrease in 2010/11. Overall, general salary costs have been held flat in 2010/11 compared to the 2009/10 voted authority and discretionary operating expenditures are 1.2% lower in Budget 2010 compared to Budget 2009.
The Government has also implemented reforms with other reporting entities to better manage public resources, capitalize on synergies and enhance regional capabilities, expertise and talent.
The Government supports continuous internal review and reform to provide Manitobans with affordable, innovative and effective public service operations, programs and services. The Government will continue to emphasize reforms that improve efficiency, accountability and transparency, three important goals of modern government.

14 / BUDGET 2010

■	PRIORITY AREA — MANAGING DEBT
In the last decade, Government has implemented many specific initiatives to ensure sound fiscal management. These include:
•	addressing the unfunded pension liability;

•	funding the employer’s share of current service pension entitlements; and

•	ensuring all capital investments are amortized and all related costs are fully reflected in annual appropriations for Core Government.
Since 1999, the Government has contributed almost $1 billion to the debt retirement account to address general purpose debt and pension obligations. Budget 2010 includes a further addition of $180 million for the CSSF. Borrowing funds to pay down the previously unfunded pension liability is a sound fiscal decision, as over the longer term, the cost of borrowing is less than the actuarially determined expected rate of return on the plan assets and the rate of growth in the pension liability. In addition, Budget 2010 includes $142 million in Core Government expenditures for the employer’s share of current service pension obligations.
Based on projections, Core Government will have a total of $5.1 billion in capital asset investments as of March 31, 2010, and $1.9 billion of related debt will have been retired through accumulated amortization. The balance will be repaid over the remaining useful life of these assets.
The debt retirement schedule is consistent with the period of amortization which reflects the service life of those assets. A total of $155 million for amortization of capital investment has been included in Core Government for 2010/11.
Measurable Outcome — Debt Retirement
In the last decade, Government established and implemented a balanced plan to retire the general purpose debt and to eliminate the pension liability.
Direct action has been taken to address the unfunded pension liability. This includes putting part of the annual debt retirement payment toward pension obligations, as well as funding the employer’s share of current service entitlements for all employees. Both of these steps are important to ensure sound fiscal management.
Significant provincial investments in infrastructure spending allowed the Government to take advantage of the federal government’s one-time infrastructure stimulus initiatives. While these investments support the economy through job creation and training opportunities there is an impact on the net debt.
However, asset costs are amortized over a set period that represents the useful life of the asset as required by GAAP. These set periods result in regular payment of the debt. The end result is increased infrastructure investment for Manitobans while spreading the cost of those assets over their useful life, a strategy which includes a plan to pay the debt.
Manitoba’s Five-Year Economic Plan includes using an estimated $600 million of the funds set aside in the FSA to fund amortization repayments and the interest expense on borrowings needed to fund the operating shortfall during this period of recovery.
Existing funds in the Debt Retirement Account will be used immediately to repay $145 million of debt. In addition, by the time the Government returns to a surplus position in Budget 2014, a further $440 million of the new debt will have been retired, an amount which exceeds what the current legislation would have required.
With a return to surplus position in Budget 2014, scheduled debt payments for general purpose debt from current resources will resume.

BUDGET 2010 / 15

Under the five-year plan, approximately 30% of the new debt incurred as a result of the economic downturn will have been repaid by the time Manitoba returns to a surplus position. Funds prepaid by the federal government will continue to be transferred from the FSA for specific programs.
The Government continues to streamline debt management. This is reflected not only in the debt retirement plan, but also in the fact that debt servicing costs as a percentage of revenue has declined. Since 1999/2000, the debt servicing cost rate has dropped by 54.5%, from 13.2¢ of every dollar of summary revenue collected to a forecasted level of 6.0¢ in Budget 2010.
The Government’s continuing focus on plans to retire debt is based on the ultimate goal of eliminating the general purpose debt and the remaining unfunded pension liabilities. Although the impact of the global economic downturn has meant slower timelines, the Government remains committed to reducing debt over time.
Measurable Outcome — Net Debt to GDP Ratio
Net debt is an important indicator of a government’s financial position, as this highlights how government services will remain affordable in the future.
Manitoba Net Debt to GDP Ratio

f - Forecast b - Budgeted
Note: Dates are for the fiscal year ending March 31
Source: Manitoba Finance
Summary net debt is financial assets (such as cash or investments) minus total liabilities (such as loans or financing). It is the remaining liability that must be financed by future revenues.
Net debt may grow from time to time, as needed investments in capital assets — like the Manitoba Floodway, highway infrastructure and economic stimulus investments — are made. These forward-looking investments help support Manitoba’s economy.
Therefore, it is important to measure changes in net debt against the growth of the economy, as measured by the nominal GDP.
Over the last several years, the Manitoba Government has seen a substantial downward trend in the net debt to GDP ratio, lowering the ratio to a projected level of 24.4% in 2009/10 from 32.9% in 1999/2000, while continuously making much needed investments in Manitoba infrastructure.
In February 2010, Moody’s acknowledged that all Canadian provinces will likely experience a brief increase in the net debt to GDP levels given the investment in stimulus infrastructure and tightening of revenues.
Manitoba’s ratio will likely rise as the Government makes needed investments. As a result of the Government’s projected investment of $1.3 billion in infrastructure and capital asset renewal projects in 2009/10, and $1.8 billion in 2010/11 to create jobs and stimulate the economy, the net debt to GDP ratio is forecast to increase to 26.8% in Budget 2010. The five-year plan projects the return to a downward trend as the Government remains committed to reducing the net debt to GDP ratio over the longer term.

16 / BUDGET 2010

■	PRIORITY AREA — INFRASTRUCTURE AND CAPITAL ASSET RENEWAL
Building and upgrading Manitoba’s infrastructure has been a priority for the Government since 1999. The Government reinforced this priority by announcing a four-year, $4.7 billion infrastructure plan in November 2008 to fund key infrastructure projects that create jobs and training opportunities across the province.
Measurable Outcome — Capital Investments
Based on principles of sound financial management, Manitoba has been able to increase the assets of the province while maintaining a manageable level of debt. Since 2000, the Government has invested $7.3 billion in public capital assets, including $2.7 billion for new or renewed hospitals, universities, colleges and public schools, $2.6 billion to upgrade Manitoba’s roads and highways and $2.0 billion for the Manitoba Floodway, the modernization and improvement of social housing, improving public service buildings, parks and camping infrastructure.
It is estimated that the insured or replacement value of these investments is more than $36 billion.
Budget 2010 provides the resources to continue upgrading Manitoba’s roads and highways, wastewater treatment plants, health facilities across the province, building and restoring much needed social housing and modernizing our schools and post-secondary institutions.
To continue this trend, major capital expenditure cash flow anticipated in 2010/11 includes:

$ Millions
Roads and Highways (including preservation)	590
Universities, Colleges and Public Schools	271
Health Facilities	283
Manitoba Floodway Expansion and Water Related Infrastructure	101
Housing (including third-party contributions)	281
Assistance to Third Parties	137
Public Service Buildings	119
Parks and Campground Infrastructure	16

1,798

Manitoba’s commitment to infrastructure investments and renewal of existing assets, while maintaining a fiscally responsible approach to budgeting and debt management, will continue to deliver benefits to Manitobans.

BUDGET 2010 / 17

■	PRIORITY AREA — PERFORMANCE MEASUREMENT
Improving the way government measures both financial and non-financial performance outcomes enhances both transparency and accountability. Outcomes-based reporting provides information on the actual impacts, benefits or changes experienced as a result of a program or government service.
The 2009 FMS confirmed the eight principles which guide measurement and reporting for Government departments and major Crown corporations:
1.	The organization’s public purpose is explained.

2.	The organization’s priorities relate to overall Government priorities.

3.	Each organizational priority has objectives and actions to achieve them.

4.	Measures are developed with outcomes in mind, focussing on a few critical aspects of performance.

5.	Financial and non-financial information are linked.

6.	The strategic context for the plan and reported results is discussed.

7.	Performance information looks forward and backward in time.

8.	Information is clear, relevant, credible and balanced.
Measurable Outcome — Continued Development of Performance Measurement Capacity
Manitoba is committed to continuing progress on the measurement of performance outcomes.
Key performance measures will continue to be included in every Government department’s annual report. Performance reporting information is also included in the annual reports, and various specialized reports, of many other entities in the GRE.
In 2010/11, Manitoba will continue to develop performance measurement practices to strengthen management of department resources. There will be an increased emphasis on the use of performance measurement to support management decision making. Training courses and workshops will be strengthened to provide staff with more tools to develop and use performance measures more effectively. Work will also continue on the development of a community of practice to provide opportunities for collaboration and peer review of performance measurement activities across departments.

18 / BUDGET 2010

BUDGET 2010 / 19

APPENDIX 1
MANITOBA SUMMARY FINANCIAL STATISTICS

20 / BUDGET 2010

Manitoba Summary Financial Statistics

	2010/11	2009/10	2008/09	2007/08	2006/07	2005/06
	Budget	Forecast	Actual	Actual	Actual	Actual
			(Millions of Dollars)
SUMMARY FINANCIAL STATEMENTS
Revenue
Income Taxes	2,667	2,654	2,841	2,652	2,441	2,322
Other Taxes	3,385	3,248	3,252	3,198	3,043	2,228
Fees and Other Revenue	1,635	1,621	1,757	1,628	1,502	1,710
Federal Transfers	4,126	4,072	3,866	3,597	3,320	3,103
Net Income of Government Business Enterprises	699	687	807	947	627	959
Sinking Funds and Other Earnings	208	220	296	384	423	406

Total Revenue	12,720	12,502	12,819	12,406	11,356	10,728

Expenditure
Health and Healthy Living	5,085	4,851	4,593	4,235	3,960	3,813
Education	3,420	3,240	3,104	3,179	2,906	2,275
Family Services and Consumer Affairs	1,326	1,321	1,196	1,098	1,032	972
Community, Economic and Resource Development	1,819	1,834	1,752	1,579	1,433	1,674
Justice and Other General Expenditures	848	1,072	874	893	747	740
Debt Servicing Costs	767	739	830	864	793	860

Total Expenditure	13,265	13,057	12,349	11,848	10,871	10,334

Net Income (Loss)	(545)	(555)	470	558	485	394

Provincial Borrowings, Guarantees & Obligations
General Government Programs	7,093	6,824	6,321	6,383	6,564	6,583
General Government Programs — Pension Liability	2,355	2,175	1,850	1,500	0	0
Manitoba Hydro	8,574	7,856	7,575	6,796	6,636	6,524
Other Crown Organizations	1,587	1,487	1,341	1,269	1,279	1,272
Health Facilities	1,182	958	831	833	790	767
Government Enterprises and Other	58	68	78	92	150	163
Capital Investments	2,571	1,847	1,411	1,084	749	464

Subtotal	23,420	21,215	19,407	17,957	16,168	15,773

Other Obligations
Pension Liability	6,565	6,373	6,150	5,881	5,652	5,091
Pension Asset	(4,777)	(4,560)	(4,147)	(3,653)	(2,159)	(1,628)

Net Pension Liability	1,788	1,813	2,003	2,228	3,493	3,463
Debt incurred for and repayable by The Manitoba Hydro- Electric Board and The Manitoba Lotteries Corporation	(8,564)	(7,761)	(7,349)	(6,629)	(6,163)	(6,276)
Education and Health Debt held by Government Enterprises	466	436	406	416	383	339
Other Debt of Crown Organizations	397	397	405	413	233	253

Subtotal	(5,913)	(5,115)	(4,535)	(3,572)	(2,054)	(2,221)

Total Summary Borrowings, Guarantees and Obligations	17,507	16,100	14,872	14,385	14,114	13,552

Adjustments to arrive at Summary Net Debt
Guarantees	(170)	(255)	(402)	(352)	(675)	(491)
Net Financial Assets	(3,342)	(3,592)	(2,972)	(3,434)	(2,582)	(2,053)

Summary Net Debt	13,995	12,253	11,498	10,599	10,857	11,008

Summary Net Debt as percentage of GDP	26.8	24.4	22.8	21.8	24.1	26.5
Numbers may not add due to rounding.
NOTES:
•	Actual numbers for summary expenditures for 2005/06 and earlier do not include public schools as this information is not available in a GAAP format. The above results and the statistics associated with these results would change if public schools were included.

•	The 2009/10 Forecast has been restated from the Third Quarter Financial Report, to be consistent with Budget 2010 presentation.

•	Revenue and Expenditure numbers for 2008/09 and earlier have been restated to be consistent with the current presentation for the Government Reporting Entity.

BUDGET 2010 / 21

Manitoba Summary Financial Statistics

	2010/11	2009/10	2008/09	2007/08	2006/07	2005/06
	Budget	Forecast	Actual	Actual	Actual	Actual
			(Percentage Change)
Annual Change
Income Taxes	0.5	(6.6)	7.1	8.6	5.1	3.5
Other Taxes[1]	4.2	(0.1)	1.7	5.1	36.6	3.1
Fees and Other Revenue	0.9	(7.7)	7.9	8.4	(12.2)	18.8
Federal Transfers	1.3	5.3	7.5	8.3	7.0	(1.7)
Total Revenue	1.7	(2.5)	3.3	9.2	5.9	5.7
Health and Healthy Living	4.8	5.6	8.5	6.9	3.9	7.0
Education	5.6	4.4	(2.4)	9.4	27.7	(0.8)
Debt Servicing Costs	3.8	(11.0)	(3.9)	9.0	(7.8)	5.1
Total Expenditure	1.6	5.7	4.2	9.0	5.2	7.8
Summary Net Debt	14.2	6.6	8.5	(2.4)	(1.4)	2.7

			(Percent)
Per cent of GDP
Income Taxes	5.1	5.3	5.6	5.4	5.4	5.6
Other Taxes[1]	6.5	6.5	6.5	6.6	6.8	5.4
Fees and Other Revenue	3.1	3.2	3.5	3.3	3.3	4.1
Federal Transfers	7.9	8.1	7.7	7.4	7.4	7.5
Total Revenue	24.4	24.9	25.5	25.5	25.3	25.8
Health and Healthy Living	9.7	9.7	9.1	8.7	8.8	9.2
Education	6.6	6.5	6.2	6.5	6.5	5.5
Debt Servicing Costs	1.5	1.5	1.6	1.8	1.8	2.1
Total Expenditure	25.4	26.0	24.5	24.3	24.2	24.9
Summary Net Debt	26.8	24.4	22.8	21.8	24.1	26.5

Per cent of Revenue
Income Taxes	21.0	21.2	22.2	21.4	21.5	21.6
Other Taxes[1]	26.6	26.0	25.4	25.8	26.8	20.8
Fees and Other Revenue	12.9	13.0	13.7	13.1	13.2	15.9
Federal Transfers	32.4	32.6	30.2	29.0	29.2	28.9
Net Income of Government Business Enterprises	5.5	5.5	6.3	7.6	5.5	8.9
Sinking Funds and Other Earnings	1.6	1.8	2.3	3.1	3.7	3.8

			(Dollars)
Dollars Per Capita
Total Revenue	10,306	10,231	10,628	10,391	9,591	9,105
Total Expenditure	10,748	10,685	10,239	9,924	9,182	8,770
Debt Servicing Costs	621	605	688	724	670	730
Summary Net Debt	11,339	10,027	9,533	8,878	9,170	9,342

Memorandum Items
Population (000’s)*	1,234.2	1,222.0	1,206.1	1,193.9	1,184.0	1,178.3
GDP at Market Prices	52,158	50,200	50,324	48,727	44,957	41,512

Source: Manitoba Finance

[1]	Other Taxes for 2005/06 and earlier do not include property taxes charged by public school divisions.

*	official population July 1

Budget Paper B

SUPPLEMENTARY
FINANCIAL INFORMATION

SUPPLEMENTARY FINANCIAL INFORMATION

BUDGET 2010 Supplementary Financial Information / B1

■ SPECIAL ACCOUNTS
Fiscal Stabilization Account
The Fiscal Stabilization Account (FSA) is projected to have a balance of $804 million at March 31, 2010, after a draw of $47 million for wait-time reduction and other health-related programming and $13 million related to ecoTrust funded projects.
The budgeted draw in 2010/11 includes $25 million for wait-time reduction programming and $8 million for ecoTrust projects, funds prepaid by Canada in previous years. As part of Manitoba’s five-year plan, beginning in 2010/11, the FSA will be utilized to retire a portion of the borrowings and incremental interest costs incurred during the period of recovery to support core government programs. The 2010/11 draw for this purpose is $96 million.
Fiscal Stabilization Account
Revenue, Expenditure and Balance
Projection as at March 31, 2011 and March 31, 2010
Millions of Dollars

	2010/11	2009/10
	Budget	Forecast
Total Account Balance, Beginning of Year	804	864

Health Programs
Balance,Beginning of Year	57	104
Core Government Transfers
Wait-Time Reduction Programming and Other Health Related Programming	(25)	(47)

Balance,End of Year	32	57

General Programs
Balance,Beginning of Year	747	760
Core Government Transfers
ecoTrust	(8)	(13)
Debt Repayment and Incremental Debt Servicing Costs	(96)	—

Balance,End of Year	643	747

Total Account Balance, End of Year	675	804

B2 / Supplementary Financial Information BUDGET 2010

Debt Retirement Account
The Debt Retirement Account will be collapsed in 2010/11 with the entire balance of $145 million being utilized as part of Manitoba’s five-year plan to repay general purpose debt.
Debt Retirement Account
Revenue, Expenditure and Balance
Projection as at March 31, 2011 and March 31, 2010
Millions of Dollars

	2010/11	2009/10
	Budget	Forecast
Account Balance, Beginning of Year	145	134
Revenue
Core Government Transfer	—	20
Interest	—	1

	—	21

Expenditure
Transfer to Pension Assets Fund	—	(10)
Transfer for General Purpose Debt Reduction	(145)	—

	(145)	(10)

Account Balance, End of Year	—	145

BUDGET 2010 Supplementary Financial Information / B3

Pension Assets Fund
The Government continues its commitment to fund the Province’s unfunded pension liabilities. As part of this commitment, the Province has changed the trust conditions of the funds held in the Pension Assets Fund to clarify that these funds are irrevocably restricted for pension purposes only. Net investment earnings of pension assets include the expected rate of return during the year as well as adjustments to market-related value. Market fluctuations of pension assets are not recorded in the year in which they occur but are recognized over the employee average remaining service life.
The Fund is expected to increase as a result of the Government’s plan to set aside $180 million in 2010/11 in order to continue addressing the Province’s unfunded liability for the Civil Service Superannuation Fund.
The Fund is expected to have a balance of $3,150 million by the end of the 2010/11 fiscal year.
Pension Assets Fund
Projection as at March 31, 2011 and March 31, 2010
Millions of Dollars

	2010/11	2009/10
	Budget	Forecast
Balance, Beginning of Year	2,949	2,608

Contributions and Revenue

New Investment	180	330
Debt Retirement Fund	—	10
Net Investment Earnings	115	95
Departments and Crown Corporations	142	136

	437	571

Transfers
TRAF and CSSF payments	(236)	(230)

Balance, End of Year	3,150	2,949

B4 / Supplementary Financial Information BUDGET 2010

SUMMARY OF ACCOUNT/FUND ACTIVITY

	2010/11	2009/10	2008/09	2007/08	2006/07	2005/06	2004/05	2003/04
	Budget	Forecast	Actual	Actual	Actual	Actual	Actual	Actual
	(Millions of Dollars)
Fiscal Stabilization Account

Transfers to Account	—	—	30	128	110	31	405	13
Transfers from Account	(129)	(60)	—	—	—	—	—	(171)
Redemption of Repap Preferred Shares
Transfer re: Manitoba Telephone System
Investment Revenue	—	—	16	27	21	15	2	1
Balance, End of Year	675	804	864	818	663	532	486	79

Debt Retirement Account

Contribution	—	20	110	110	110	110	99	96
Interest Earnings	—	1	1	2	1	—	2	7
Transfers to Pension Assets Fund	—	(10)	(55)	(85)	(85)	(85)	(79)	(75)
Transfers for General Purpose Debt Reduction	(145)						(202)
Balance, End of Year	—	145	134	78	51	25	—	180

Pension Assets Fund

Transfers from Debt Retirement Account	—	10	55	85	85	85	79	75
Net Investment Earnings	115	95	41	16	67	61	31	38
Net Current Service Contributions	(94)	(94)	(80)	(60)	10	8	6	3
TRAF and CSSF Funding	180	330	350	1,502
Balance, End of Year	3,150	2,949	2,608	2,242	699	537	383	267

BUDGET 2010 Supplementary Financial Information / B5

2002/03	2001/02	2000/01	1999/00	1998/99	1997/98	1996/97	1995/96
Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual
			(Millions of Dollars)
								Fiscal Stabilization Account
4	63	40	11	31	76	91	157	Transfers to Account
(22)	(150)	—	(185)	(186)	(100)	—	—	Transfers from Account
							20	Redemption of Repap Preferred Shares
						265		Transfer re: Manitoba Telephone System
7	14	15	12	17	11	11	3	Investment Revenue
236	247	320	265	427	565	577	210	Balance, End of Year

								Debt Retirement Account
96	96	96	75	150	75	—	—	Contribution
3	5	—	—	4	1			Interest Earnings
(48)	(75)	(21)	—	—	—			Transfers to Pension Assets Fund
			(305)					Transfers for General Purpose Debt Reduction
152	101	75	—	230	76			Balance, End of Year

								Pension Assets Fund
48	75	21						Transfers from Debt Retirement Account
(6)	2	—						Net Investment Earnings
2	9	—						Net Current Service Contributions
								TRAF and CSSF Funding
151	107	21						Balance, End of Year

B6 / Supplementary Financial Information BUDGET 2010

■ CAPITAL INVESTMENT – REPLACEMENT VALUE OF PUBLIC ASSETS
Over the years, Manitoba’s communities and the economy have benefited from many investments in general assets such as schools, health facilities and public service buildings as well as infrastructure assets such as roads, water-control structures and parks. To meet the needs of today’s and future generations, it is necessary to invest in renewal of the current assets. These assets have contributed to vital public services, as well as providing the infrastructure for economic and community development. The public good provided by these investments is immeasurable. It is estimated that the insured or replacement value of these investments exceeds $36 billion.
Replacement Value of Public Assets1
Per cent of Total
Totals may not add due to rounding.

BUDGET 2010 Supplementary Financial Information / B7

■ CAPITAL INVESTMENT – CORE GOVERNMENT
Provincially owned capital assets such as highways, waterways, buildings, machinery and computer systems are amortized over their useful life based on established guidelines for amortization (see Appendix B of the 2010/11 Estimates of Expenditure). The amortization and interest costs are borne by departments that are responsible for each asset and are reflected as annual costs related to capital assets. In total, costs related to capital assets are estimated at $280 million in 2010/11, an increase of $28 million from 2009/10. In 2010/11, departmental appropriations include $155 million for amortization and $125 million for allocation of interest.
Authority for the annual cost to acquire provincially owned assets is reflected as Part B – Capital Investment which totals $797 million in 2010/11, an increase of $43 million from 2009/10, largely due to $62 million for increased investment in provincially owned buildings and aircraft.
Capital Investment, 2010/11
(Thousands of Dollars)

	2010/11	2009/10
	Budget	Budget*
General Assets
Government Services Capital Projects	160,482	125,000
Transportation Equipment and Aircraft	58,814	32,037
Information Technology Projects
Corporate Information Technology Projects	11,311	14,978
Advanced Education and Literacy	6,162	3,600
Entrepreneurship, Training and Trade	3,146	789
Family Services and Consumer Affairs	613	855
Health	527	3,241
Justice	1,422	1,205
Other Projects	—	262
Other Equipment and Buildings	6,722	4,847

	249,199	186,814

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	367,075	366,725
Manitoba Floodway Expansion	153,565	172,846
Water Control Infrastructure	10,600	10,600
Parks, Cottage and Camping Projects	16,757	16,757

	547,997	566,928

Total Capital Investment	797,196	753,742

*	The 2009/10 Budget has been restated to be consistent with the 2010/11 Budget presentation.

B8 / Supplementary Financial Information BUDGET 2010

■ LOAN REQUIREMENTS
The Loan Act provides borrowing and expenditure authority and, in some cases, guarantee authority for the Government and its agencies to undertake self-sustaining programs, where self-sustaining means having the ability for repayment. This authority is in addition to that voted in the printed estimates review.
Incremental Capital Authority Requirements for Non-Budgetary Programs, 2010/11
(Thousands of Dollars)

The Loan Act, 2010
The Manitoba Hydro-Electric Board	$815,000
Health Capital Program	273,459
Post-Secondary Institutions	174,050
Manitoba Housing and Renewal Corporation	143,796
Manitoba Agricultural Services Corporation	89,957
The Manitoba Water Services Board	29,904
The Manitoba Lotteries Corporation	14,300
Special Operating Agencies Financing Authority — Vehicles and Equipment Management Agency	13,000
Manitoba Student Aid Program	10,347
Northern Affairs Communities	8,900
Communities Economic Development Fund	6,800
Diagnostic Services Manitoba	5,096
Special Operating Agencies Financing Authority — Industrial Technology Centre	1,160
Rural Entrepreneur Assistance Program	817
Special Operating Agencies Financing Authority — Vital Statistics	547
Special Operating Agencies Financing Authority — Pineland Forest Nursery	435
Manitoba Film Guarantee Program	200

$1,587,768

BUDGET 2010 Supplementary Financial Information / B9

Non-Budgetary Programs, 2010/11
(Thousands of Dollars)

The Manitoba Hydro-Electric Board	$1,345,000
Health Capital Program	293,104
Manitoba Housing and Renewal Corporation	267,904
Post-Secondary Institutions	181,293
Manitoba Agricultural Services Corporation	112,025
The Manitoba Lotteries Corporation	71,600
Manitoba Opportunities Fund	60,000
The Manitoba Water Services Board	55,800
Business Support (including Manitoba Industrial Opportunities Program)	45,600
Special Operating Agencies Financing Authority — Vehicles and Equipment Management Agency	37,256
Diagnostic Services Manitoba	30,750
Manitoba Student Aid Program	28,291
Northern Affairs Communities	10,500
Communities Economic Development Fund	9,000
Rural Entrepreneur Assistance Program	4,320
Miscellaneous Corporations, Agencies and Other Programs	18,458

$2,570,901

B10 / Supplementary Financial Information BUDGET 2010

■	BORROWING REQUIREMENTS
Manitoba’s borrowing requirements in respect of both general and self-sustaining borrowings is estimated to total $3.4 billion in 2010/11, of which $1.3 billion is required for refinancing purposes. New cash requirements of $2.4 billion are required for general Government purposes, capital investments by departments, Manitoba Hydro and for the funding of the unfunded pension liability for the Civil Service Superannuation Plan. Estimated repayments are primarily for general purpose borrowings. The Loan Act, 2010, provides incremental capital authority of $1.6 billion.
Borrowing Requirements 2010/11
(Thousands of Dollars)

		New Cash	Estimated	Borrowing
	Refinancing	Requirements	Repayments	Requirements
Government Business Enterprises
Manitoba Hydro	390,800	816,000	—	1,206,800
Manitoba Lotteries	—	50,000	—	50,000

Subtotal	390,800	866,000	—	1,256,800

Other Borrowings
General Purpose Borrowings	862,635	537,000	268,000	1,131,635
Capital Investment General Assets		97,400	—	97,400
Capital Investment Infrastructure Assets	33,958	626,600	—	660,558
Civil Service Superannuation Plan	—	180,000	—	180,000
Health Facilities	—	100,000	70,470	29,530
Other Crowns and Organizations	—	50,000	—	50,000

Subtotal	896,593	1,591,000	338,470	2,149,123

Total Borrowing Requirements	1,287,393	2,457,000	338,470	3,405,923

BUDGET 2010 Supplementary Financial Information / B11

■	SUMMARY NET DEBT
Change in Summary Net Debt
(Millions of Dollars)

2009/10 Summary Net Debt (forecast)	12,253

Net Investment in Tangible Capital Assets
Core Government	642
Other Reporting Entities	555

1,197

Plus: Net projected loss for the year
Core Government	498
Other Reporting Entities	47

545

Change in Net Debt	1,742

2010/11 Summary Net Debt (Budget)	13,995

Net debt is an important indicator of a government’s financial position as this highlights the affordability of future government service. Summary net debt represents the difference between the Government Reporting Entities’ total liabilities, such as borrowing and financing, less its financial assets* — it reflects the residual liability that must be financed by future revenues. Net debt may grow in absolute terms from time to time, as needed investments in capital assets — like the Red River Floodway, highway infrastructure and economic stimulus investments — are made. These investments underpin and support Manitoba’s economic performance. It is important to measure changes in net debt against the growth of the economy, as measured by the nominal GDP.
Net financial assets and summary net debt as a percentage of GDP include the projected impact of changes in Other Comprehensive Income (OCI). OCI is unrealized gains and losses due to the change in fair market value of financial instruments held by certain entities or on changes in the exchange rate of debt in a foreign currency.
Changes in OCI are based upon “mark-to-market” variances at year end and therefore, are a one-day snapshot of a change in value when compared to the same day in the previous year. While changes in OCI can have a significant impact on the net debt to GDP ratio, there is no impact on net income because OCI is an unrealized gain or loss and only reflects a change to the book value at the end of the year.

*	Financial assets are liquid assets such as cash, investments, loans and accounts receivable that could be readily converted to cash.

			Net Debt
Fiscal Year	Net Debt	GDP	as a % of GDP
2003/04 Actual	11,595	37,314	31.0%
2004/05 Actual	11,101	39,490	28.1%
2005/06 Actual	11,008	41,512	26.5%
2006/07 Actual	10,857	44,957	24.1%
2007/08 Actual	10,599	48,727	21.8%
2008/09 Actual	11,498	50,324	22.8%
2009/10 Forecast	12,253	50,200	24.4%
2010/11 Budget	13,995	52,158	26.8%

B12 / Supplementary Financial Information BUDGET 2010

■ INTERPROVINCIAL COMPARISONS

Total Provincial Expenditure Per Capita Increase, from 1990/00 to 2008/09	Total Provincial Expenditure Per Capita, 2008/09	Provincial Government Expenditure on Health, 2009/10f

Source: Statistics Canada	Source: Statistics Canada	f — Forecast
Source: Canadian Institute for Health Information
Total Debt to GDP Ratio by Province, 2008/09p	Major Federal Cash Transfers Change from 1999/2000 to 2010/11

p — Preliminary Source: DBRS	Note: This presentation includes Offshore Accord payments to NL and NS and total transfer protection payments announced in December 2009.
Source: Finance Canada

Budget Paper C

TAXATION ADJUSTMENTS
INCLUDES
THE MANITOBA ADVANTAGE

TAXATION ADJUSTMENTS

BUDGET 2010 Taxation Adjustments / C1

■ SUMMARY OF 2010 TAX MEASURES
    A negative number represents a tax saving to the taxpayer.

	2010/11	Full Year
	(Millions of Dollars)
Ongoing Reductions [1]
Personal Tax reductions	-0.5	-0.5
Business Tax reductions	-28.9	-40.0
Farmland School Tax Rebate increase deferred [2]	2.0	2.0

	-27.4	-38.5

Personal Measures
Tuition Fee Income Tax Rebate Advance introduced	-7.5	0.0	*
Fitness Tax Credit broadened	-0.3	-1.2
Fertility Treatment Tax Credit introduced	-0.4	-0.8
Changes Pursuant to the Tax Collection Agreement [3]	2.5	3.5

	-5.7	1.5

Health Measures
Tobacco Tax increased	18.0	18.0
Retail Sales Tax applied to Tanning Services	0.6	0.8
	18.6	18.8

Business Measures
Research and Development Tax Credit enhanced	-1.5	-12.0
Co-op Education and Apprenticeship Tax Credits broadened	-0.2	-2.1
Changes Pursuant to the Tax Collection Agreement [3]	-0.2	-0.5
Co-operative Development Tax Credit introduced	-0.1	-0.2
Credit Unions & Caisses Populaires Profits Tax introduced	0.3	0.8
Programs Extended:
Film and Video Production Tax Credit (and enhanced)	0.0	-16.0
Small Business Venture Capital Tax Credit [4]	-2.5	-10.0
Interactive Digital Media Tax Credit	-0.1	-0.1

	-4.3	-40.1

Total Changes, 2010 Budget	8.6	-19.8

Total Changes Including Ongoing Tax Reductions	-18.8	-58.3

*	This measure advances in time a portion of the total cost of the Rebate so there is no change to the full-year cost.

1	Ongoing tax reductions are those that were announced in previous budgets to take effect in 2010:

(a) the increase in the Manitoba Mineral Exploration Tax Credit;

(b) the elimination of the Small Business Corporation Income Tax rate;

(c) the phase-out of the Corporation Capital Tax (excluding banks, trust and loan corporations and Crown corporations).

2	Expenditure program

3	Parallels 2010 Federal Budget changes pursuant to the Tax Collection Agreement

4	Formerly called the Community Enterprise Investment Tax Credit

C2 / Taxation Adjustments BUDGET 2010

■ PERSONAL MEASURES
Tuition Fee Income Tax Rebate Advance
(2010/11 revenue impact: $-7.5 million)
The Tuition Fee Income Tax Rebate, introduced in Budget 2007, provides a rebate of 60% of eligible post-secondary tuition fees to graduates who live and work in Manitoba. To help address the financial pressures faced by students and their families, students will qualify for a portion of the Rebate while they are still in school.
Beginning in 2010, students resident in Manitoba and attending a post-secondary institution can claim a Tuition Fee Income Tax Rebate Advance in the form of a refundable 5% tax credit on tuition and ancillary fees paid after August 31, 2010.
The tax credit is claimable by a student even if the tuition and education amount is transferred to a parent or spouse. There is an annual cap of $250 in 2010, and of $500 in following years, and a lifetime cap of $5,000 under the Advance. Amounts claimed as an Advance will reduce the lifetime maximum of $25,000 under the Rebate following graduation.
Where an individual is claiming a Rebate in a given year, they are not eligible to claim the Advance.
For more information, contact Location B, page C8
Fitness Tax Credit
(2010/11 revenue impact: $-0.3 million)
Currently, Manitoba’s Children’s Fitness Tax Credit applies to children up to and including age 15. Starting in 2011, the Fitness Tax Credit will be broadened to include claims for fitness activities by young adults ages 16 through 24. The annual cost of eligible fitness activities up to $500, as defined under the federal legislation, can be claimed by the young adult, or by a spouse or parent. This will provide an annual benefit of up to $54 per young adult. Young adults with a disability, on whose behalf at least $100 is spent for qualifying fitness activities, will be eligible for an additional $54 credit for a maximum tax credit of $108, as is currently the case for children. The credits reduce Manitoba income tax otherwise payable for a year.
The full-year revenue impact is estimated at $-1.2 million.
For more information, contact Location B, page C8
Fertility Treatment Tax Credit
(2010/11 revenue impact: $-0.4 million)
The Fertility Treatment Tax Credit is a refundable personal income tax credit equal to 40% of fertility treatment costs paid to an accredited clinic in Manitoba and for prescription drugs, net of any reimbursements such as private health care coverage, related to the treatment of a Manitoba resident. Up to $20,000 in annual eligible costs incurred and paid after September, 2010, may be claimed for a maximum credit of $8,000.
Eligible costs must be claimable as a medical expense under federal income tax rules. The Credit can be shared with a spouse or common law partner.
The full-year revenue impact is estimated at $-0.8 million.
For more information, contact Location B, page C8

BUDGET 2010 Taxation Adjustments / C3

■ HEALTH MEASURES
Tobacco Tax
(2010/11 revenue impact: $18.0 million)
The Tobacco Tax is increased effective midnight, March 23, 2010. The rate will rise on cigarettes from 18.5¢ to 20.5¢ per cigarette; on fine-cut tobacco from 17.5¢ to 19.5¢ per gram; and on raw leaf tobacco from 16¢ to 18¢ per gram.
The full-year revenue impact of this tax increase is estimated at $18.0 million.
For more information, contact Location C, page C8
Retail Sales Tax — Tanning Services
(2010/11 revenue impact: $0.6 million)
Studies show that indoor tanning among people under the age of 30 increases the risk for skin cancer (melanoma) and the Canadian Dermatology Association has recently launched a campaign to raise awareness of the risks.
Effective July 1, 2010, retail sales tax will be applied to tanning services.
The full-year revenue impact of this tax measure is estimated at $0.8 million.
For more information, contact Location C, page C8
■ BUSINESS MEASURES
Research and Development Tax Credit
(2010/11 revenue impact: $-1.5 million)
As announced in Budget 2009 and to promote co-operation between corporations and research institutes, the 20% Research and Development Tax Credit is fully refundable for scientific research and experimental development expenditures (R&D) carried on in Manitoba under an eligible contract with a qualifying research institute in Manitoba.
Budget 2010 extends refundability of this tax credit to in-house R&D expenditures (i.e. R&D not undertaken under contract with an institute in Manitoba) as follows:
•	starting with 2011, one-quarter of the credit for in-house R&D will be refundable;

•	starting with 2012, one-half of the credit for in-house R&D will be refundable.
The full-year revenue impact of these measures is $-12.0 million.
For more information, contact Location A, page C8

C4 / Taxation Adjustments BUDGET 2010

Co-op Education and Apprenticeship Tax Credits
(2010/11 revenue impact: $-0.2 million)
The Co-op Education and Apprenticeship Tax Credits were introduced in 2003 to encourage employers to hire co-op education students from post-secondary institutions. They have been extended in stages to include co-op graduates, newly certified journeypersons and advanced level apprentices.
Starting in 2011, the tax credit is broadened to include employers who hire high-school and post-secondary Level 1 and 2 apprentices, but who are not eligible for the federal Apprenticeship Job Creation Tax Credit. This includes tax-exempt employers as well as taxable employers of non-Red-Seal apprentices. The Manitoba tax credit will be equal to 10% of net wages and salaries paid to an apprentice, up to a maximum $2,000 credit.
The full-year revenue impact is estimated at $-2.1 million.
For more information, contact Location F, page C8
Co-operative Development Tax Credit
(2010/11 revenue impact: $-0.1 million)
To grow the co-operative sector, a tax credit is introduced for co-operatives that make financial contributions toward co-operative development in Manitoba. Contributions to a fund managed by the Manitoba Cooperative Association will be used for the provision of technical assistance, the co-ordination of existing supports and services, and the provision of small grants and strategic investments.
Program details will be announced later in 2010. Contributions made after September 2010 will be eligible for the tax credit.
The full-year revenue impact of this tax credit is estimated at $-0.2 million.
For more information, contact Location A, page C8
Credit Unions and Caisses Populaires Profits Tax
(2010/11 revenue impact: $0.3 million)
Credit unions and caisses populaires are mainly taxed at the small business tax rate, regardless of how large they are. With the elimination of Manitoba’s small business income tax on December 1, 2010, credit unions and caisses populaires would become largely exempt from Manitoba income tax.
Commencing January 1, 2011, credit unions and caisses populaires with a permanent establishment in Manitoba will be subject to a 1% profits tax on taxable income in excess of $400,000. Profits will be defined as Manitoba taxable income as determined under federal income tax. The profits tax will be reduced by the amount of Manitoba income tax paid or payable in that year. A 1% tax on profits in excess of the small business limit of $400,000 will leave larger credit unions paying less tax than in 2010, but more than zero. Many smaller entities which in 2010 paid 1% on all their taxable income will now pay no Manitoba income or profits tax, due to the $400,000 exemption.
Where a credit union’s or caisse populaire’s taxation year straddles January 1, 2011, it will calculate profits proportioned by the number of days in that year following December 31, 2010.
Credit union centrals, caisses populaires federations and deposit guarantee corporations are exempt.

BUDGET 2010 Taxation Adjustments / C5

A profits tax return must be filed no later than six months after the end of a fiscal year. The profits tax will be collected and administered by Taxation Division, Manitoba Finance.
The full-year revenue impact of this measure is estimated at $0.8 million.
For more information, contact Location C, page C8
Film and Video Production Tax Credit
(2010/11 revenue impact: not applicable)
The Manitoba Film and Video Production Tax Credit, which was set to expire March 1, 2011, is extended to March 1, 2014.
Starting with productions which commence principal photography after March 2010, production companies will be able to elect to claim either the maximum 65% film tax credit based on eligible labour costs or a new 30% tax credit based on production costs incurred and paid for labour, goods and services provided in Manitoba that are directly attributable to the production of an eligible film. The revenue impact of this measure is estimated at $-1.7 million.
The following changes are also proposed, effective March 24, 2010:
•	production companies may file Form T2029, Waiver in Respect of the Normal Reassessment Period, to extend their application deadline by 18 months;

•	amendments to the governing legislation will be made to provide the Province with greater flexibility to make changes in response to external changes;

•	federal limitation periods will be adopted for filing a Manitoba film tax credit certificate with the Canada Revenue Agency.
The full-year revenue impact of these measures is estimated at $-16.0 million.
For more information, contact Location D, page C8
Small Business Venture Capital Tax Credit
(2010/11 revenue impact: $-2.5 million)
The Community Enterprise Investment Tax Credit, which was set to expire December 31, 2010, is extended to December 31, 2013 and it is renamed the Small Business Venture Capital Tax Credit. The program will be amended to prioritize economic development in accordance with Provincial objectives. Additionally, administrative changes will be made that correspond to other tax credit programs.
The full-year revenue impact is estimated at $-10.0 million.
For more information, contact Location E, page C8

C6 / Taxation Adjustments BUDGET 2010

Interactive Digital Media Tax Credit
(2010/11 revenue impact: $-0.1 million)
The Interactive Digital Media Tax Credit, which was set to expire December 31, 2010, is extended to December 31, 2013.
The following changes are also proposed, effective for certificates of eligibility and tax credit certificates issued after March 23, 2010:
•	tax credit certificates can be issued on a taxation-year basis instead of at the end of a project;

•	repaid or repayable government assistance will no longer reduce eligible labour costs; and

•	where a government or public authority is the purchaser of an interactive digital media product, the amount paid by the purchaser and the amount of the Interactive Digital Media Tax Credit cannot exceed 100% of the project’s costs.
The full-year revenue impact is estimated at $-0.1 million.
For more information, contact Location G, page C8
■ OTHER CHANGES
Farmland School Tax Rebate
(2010/11 expenditure impact: $-2.0 million)
In 2004, the Farmland School Tax Rebate was introduced as a 33% Provincial rebate of school division taxes on farmland. Since 2004 the rebate has increased to 75%. The scheduled increase to 80% in 2010 is deferred, with the rate remaining at 75% instead. At a 75% rate, the rebate will provide tax savings of $32.8 million for Manitoba’s farm community. The rebate does not reduce the amount of revenue collected by school divisions.
The full-year expenditure impact of this deferral is estimated at $-2.0 million.
For more information, contact Location H, page C8
■ CHANGES PURSUANT TO THE TAX COLLECTION AGREEMENT
The following measures parallel income tax changes announced in the federal 2010 budget. The full-year revenue impact of these measures is estimated to be $3.3 million.
Personal Tax Measures
(2010/11 revenue impact: $2.5 million)
•	Beginning in 2010, a single parent benefits from the option of having the Universal Child Care Benefit treated as income of the dependent child.

•	Beginning in 2010, a deceased person’s Registered Retirement Savings Plan proceeds may be rolled over to the Registered Disability Savings Plan of a financially dependent infirm child or grandchild.

•	Changes to the tax treatment of employee stock options are made to eliminate double deduction, limit deferrals and ensure that tax does not exceed the proceeds of disposition in cases where the value of the securities granted declines before they are taxed.
For more information, contact Location L, page C8

BUDGET 2010 Taxation Adjustments / C7

Business Tax Measures
(2010/11 revenue impact: $-0.2 million)
•	Interest on overpaid income taxes, currently set at two percentage points above the government T-Bill rate, will no longer have the two percentage point premium.
For more information, contact Location L, page C8
■ TECHNICAL AND ADMINISTRATIVE MEASURES
•	To facilitate compliance with Provincial mandates and make Manitoba-made biodiesel more competitive with biodiesel produced in other jurisdictions, the following measures will be implemented:
–	replacement of the 11.5¢ per litre motive fuel tax exemption with a production grant payable from a biodiesel fund financed from a portion of motive fuel tax revenue;

–	provision of legislative authority to retroactively exempt certain parts of the province from the ethanol and biodiesel mandates and to exempt certain fuel suppliers from the mandates.
For more information contact Location K, page C8
•	Transfers between a registered charity and its wholly controlled non-profit organization will be exempt from Land Transfer Tax on transfers of title registered after June 1, 2010.
For more information contact Location J, page C8
•	The Book Publishing Tax Credit will be amended by removing the public policy provision as it pertains to the definition of an eligible book.
For more information contact Location I, page C8
•	To reduce paperwork and tax administration costs for business, the following measures will be implemented:
–	elimination of the requirement for small businesses, with under $10,000 in annual taxable sales, to register and collect retail sales tax;

–	amalgamation of The Gasoline Tax Act and The Motive Fuel Tax Act into The Fuel Tax Act. For more information contact Location C, page C8
•	To encourage the use of recycled products, a sales tax exemption will be implemented for shredded tires purchased by municipalities.
For more information contact Location C, page C8
•	The Vehicle Valuation Program will be expanded to include private purchases of motorcycles, all-terrain vehicles and snowmobiles.
For more information contact Location C, page C8
•	Enhanced enforcement measures are implemented under The Tax Administration and Miscellaneous Taxes Act.
For more information contact Location C, page C8
•	The Riparian Tax Credit is extended for an intake group running from 2010 to 2014.
For more information contact Location B, page C8

C8 / Taxation Adjustments BUDGET 2010

■ CONTACTS FOR FURTHER INFORMATION

A	Taxation, Economic and	Telephone:	204-945-3757
	Intergovernmental Fiscal Research	Fax:	204-945-5051
	Division, Manitoba Finance	e-mail:	fedprov@gov.mb.ca

B	Manitoba Tax Assistance Office,	Telephone:	204-948-2115 in Winnipeg
	Manitoba Finance	Toll-free:	1-800-782-0771
		Fax:	204-948-2263
		e-mail:	tao@gov.mb.ca

C	Taxation Division,	Telephone:	204-945-5603 in Winnipeg
	Manitoba Finance	Toll-free:	1-800-782-0318
		Fax:	204-945-0896
		e-mail:	mbtax@gov.mb.ca

D	Manitoba Film and Music Recording	Telephone:	204-947-2040
	Development Corporation	Fax:	204-956-5261
		e-mail:	explore@mbfilmmusic.ca

E	Financial Services, Business Services	Telephone:	204-945-5839
	Division, Manitoba Entrepreneurship,	Fax:	204-945-1193
	Training and Trade	Web:	www.gov.mb.ca/ctt/busdev/financial

F	Apprenticeship Manitoba,	Telephone:	204-945-3337 in Winnipeg
	Manitoba Entrepreneurship,	Toll-free:	1-877-978-7233
	Training and Trade	Fax:	204-948-2346
		e-mail:	apprenticeship@gov.mb.ca
		Web:	www.gov.mb.ca/tce/apprent/future/apprent_taxcredit

G	Knowledge Enterprises Branch,	Telephone:	204-945-0589
	Manitoba Innovation, Energy	Fax:	204-945-3977
	and Mines	e-mail:	newmediainquiries@gov.mb.ca

H	Manitoba Agricultural Services	Telephone:	204-726-7068
	Corporation	Fax:	204-726-6849
		e-mail:	fstr@masc.mb.ca
		Web:	www.masc.mb.ca

I	Arts Branch, Manitoba Culture,	Telephone:	204-945-3847
	Heritage and Tourism	Fax:	204-948-1684
		e-mail:	artsbranch@gov.mb.ca

J	Manitoba Land Titles	Telephone:	204- 945-2042 (Winnipeg)
		Fax:	204- 948-2140 (Winnipeg)
For other locations, see:
		Web:	www.gov.mb.ca/tpr/land_titles/surveys/docs/faq_lto.pdf

K	Energy Development Initiative	Telephone:	204-945-7392
	Biofuels Office,	Toll-free:	1-866-444-4207
	Manitoba Innovation, Energy and Mines	Fax:	204-943-0031
		e-mail:	ethanol@gov.mb.ca

L	Canada Revenue Agency	Toll-free:	1-800-959-8281 for individuals
1-800-959-5525 for businesses

BUDGET 2010 Taxation Adjustments / C9

■ PERSONAL TAX SAVINGS SINCE 1999
Personal Income Taxes,Education Property Tax Credits, Residential Education Support Levy and Farmland School Tax Rebate

													Cumulative
													Annual
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	Totals
						(Millions of Dollars)							(Millions of
													Dollars)
Income Tax Reductions
BUDGET
2000	9	68	34										111
2001		29	7	18									54
2002			15										15
2003					39								39
2005							30						30
2006							8	34					42
2007								25	51	28	16		120
2008									1	24	11		36
2010											3	5	8
SUBTOTAL	9	97	56	18	39	0	38	59	52	52	30	5	455

Property Tax Reductions[1]
BUDGET
2000	26												26
2001		27											27
2002			10										10
2003				19									19
2004					23								23
2005						37							37
2006							39						39
2007								42	2	2			46
2008									25				25
2009										16			16
SUBTOTAL	26	27	10	19	23	37	39	42	27	18			268

Annual Totals	35	124	67	37	62	37	77	101	79	70	30	5	723
Cumulative Annual Totals	35	159	226	262	324	361	438	539	618	688	718	723
Totals may not add due to rounding.

[1]	Property tax reductions result from increases to the Education Property Tax Credit; implementation of, and subsequent increases in the Farmland School Tax Rebate; and reductions in the Residential Education Support Levy, which was phased out completely in 2006.

C10 / Taxation Adjustments BUDGET 2010

■ MANITOBA INCOME TAX SAVINGS FOR TYPICAL TAXPAYERS

					Cumulative
	Tax payable		Tax Savings	2010 Savings	Savings
Income	1999	2010	in 2010	over 1999	over 11 Years
	(Dollars)			(Percentage)	(Dollars)
SINGLE PERSON[1]
10,000	88	-73	161	182.1%	1,214
20,000	1,369	1,127	242	17.7%	2,020
40,000	4,012	3,347	665	16.6%	5,086
70,000	9,153	7,267	1,886	20.6%	13,437
100,000	14,572	12,487	2,085	14.3%	15,562

FAMILY OF FOUR — ONE EARNER[1]
25,000	411	-132	543	132.1%	4,262
40,000	2,861	1,851	1,010	35.3%	7,751
60,000	6,625	4,593	2,032	30.7%	15,461
75,000	9,435	7,023	2,412	25.6%	17,958
100,000	13,951	11,616	2,335	16.7%	17,248

FAMILY OF FOUR — TWO EARNERS[1]
30,000	533	133	399	74.9%	3,463
40,000	1,360	904	457	33.6%	4,187
60,000	4,107	3,261	846	20.6%	7,431
80,000	7,169	5,684	1,485	20.7%	12,045
100,000	10,188	8,205	1,984	19.5%	15,355

SENIOR COUPLE[2]
30,000	39	-316	355	910.4%	2,980
40,000	1,667	823	845	50.7%	5,526
60,000	5,635	3,450	2,185	38.8%	12,893
80,000	8,893	6,495	2,397	27.0%	15,485

1	It is assumed that taxfilers in the single and family examples have earned income and pay Canada Pension Plan and Employment Insurance premiums. In the two-earner family, it is assumed one taxfiler earns 60% of the income and the other earns 40% and pay child-care fees. The Children’s Fitness Tax Credit is also claimed for one child in both family examples. Where applicable, the tax payable has been reduced by the Personal Tax Credit.

2	For the senior couple example, it is assumed that both receive the Old Age Security Pension and only one spouse receives private pension income. The ability to split private pension income was offered beginning with 2007 therefore, for 2007 to 2010, it is assumed that private pension income is split 50/50.

Note: Income does not reflect Universal Child Care Benefit entitlements but entitlements have been used to determine year-over-year savings.

BUDGET 2010 Taxation Adjustments / C 11

■ MANITOBA INCOME TAX SINCE 1999

One-Earner Family of	Two-Earner Family of
Four at $40,000	Four at $60,000

Source: Manitoba Finance	Source: Manitoba Finance

History of Middle Bracket
Single Individual at $70,000	Rate Reductions

Source: Manitoba Finance	Source: Manitoba Finance

C12 / Taxation Adjustments BUDGET 2010

■ 2010 INTERPROVINCIAL COMPARISON OF TAX RATES
Shows rates applicable on December 31, 2010. Data as of March 23, 2010.

	BC	AB	SK	MB	ON
Personal Income Tax
Top Marginal Rate (%)[1]	14.70	10.00	15.00	17.40	17.41
Health Care Premiums ($)[2]	1,368	—	—	—	0 to 900
Employer Payroll Tax (%) [3]	—	—	—	2.15	1.95
Corporation Income Tax (%)
Small	2.50	3.00	4.50	0.00	4.50
Large	10.50	10.00	12.00	12.00	12.00
Manufacturing	10.50	10.00	10.00	12.00	10.00
Small business threshold ($000)	500	500	500	400	500
Capital Tax (%)[4]	—	—	—	—	—
Banks	—	—	3.25	3.00	—
Sales Tax (%)[5]	7.00	—	5.00	7.00	8.00
Gasoline Tax (¢/l)[6]	14.50	9.00	15.00	11.50	14.70
Diesel Fuel Tax (¢/l)[7]	15.00	9.00	15.00	11.50	14.30
Tobacco Tax (¢/cigarette) [8]	18.50	20.00	18.30	20.50	12.35
Corporation Income Tax Credits
Manufacturing (%)[9]	—	—	5.00	10.00	—
Research & Development (%)[10]	10.00	10.00	15.00	20.00	10.00

[1]	Top marginal provincial rates include surtaxes paid by taxpayers in the highest bracket.

[2]	The premium for BC is the family rate; lower rates apply for individuals. ON calculates premiums based upon taxable income: for incomes of $20,000 or less the premium is zero and the maximum premium of $900 is reached at an income of $200,600. The premiums for the QC Prescription Drug Plan are based on income and are a maximum of $585 for a single person and $1,170 for a family.

[3]	MB exempts firms with payrolls of less than $1.25 million. ON exempts firms with payrolls of less than $400,000. QC has graduated rates for firms with payrolls of under $5 million. NL exempts firms with payrolls of less than $1 million.

[4]	QC has a $1 million exemption and graduated rate reductions for the range between $1 million and $4 million. NS has a $5 million exemption.

[5]	Retail Sales Tax refers to general rate only. QC and PE apply the sales tax on top of QST- and GST-inclusive prices. Sales taxes in NB, NS and NL are harmonized with the federal Goods and Services Tax. ON and BC harmonize their sales taxes July 1, 2010.
■ FEDERAL AND MANITOBA INCOME TAX RATES, 2010
Personal Income Tax Rates

Federal		Manitoba
Rate	Taxable Income Range	Rate	Taxable Income Range
15%	$0 — $40,970	10.8%	$0 — $31,000
22%	$40,971 — $81,941	12.75%	$31,001 — $67,000
26%	$81,942 — $127,021	17.4%	over $67,000
29%	over $127,021

BUDGET 2010 Taxation Adjustments / C13

QC	NB	NS	PE	NL
					Personal Income Tax
19.22	14.30	19.25	18.37	15.50	Top Marginal Rate (%) [1]
0 to 1,170	—	—	—	—	Health Care Premiums ($)[2]
4.26	—	—	—	2.00	Employer Payroll Tax (%) [3]
					Corporation Income Tax (%)
8.00	5.00	5.00	1.00	5.00	Small
11.90	11.00	16.00	16.00	14.00	Large
11.90	11.00	16.00	16.00	5.00	Manufacturing
500	500	400	500	500	Small business threshold ($000)
0.12	—	0.10	—	—	Capital Tax (%)[4]
0.48	3.00	4.00	5.00	4.00	Banks
7.50	8.00	8.00	10.00	8.00	Sales Tax (%)[5]
15.20	10.70	15.50	15.80	16.50	Gasoline Tax (¢/l)[6]
16.20	16.90	15.40	20.20	16.50	Diesel Fuel Tax (¢/l)[7]
10.30	11.75	21.52	22.45	18.00	Tobacco Tax (¢/cigarette) [8]
					Corporation Income Tax Credits
5.00	—	—	10.00	—	Manufacturing (%)[9]
—	15.00	15.00	—	15.00	Research & Development (%)[10]

[6]	Provincial gasoline taxes are fixed rates per litre. PE includes both a variable (maximum of 8.7¢/l) and a fixed (7.1¢/l) gasoline tax. Victoria and Montréal levy an additional 3.5¢/l and 1.5¢/l local tax, respectively, on gasoline. Greater Vancouver’s total tax, including a local levy, is 23.50¢. BC imposes a carbon tax of 3.33¢/l. QC imposes a carbon tax of 0.8¢/l on petroleum companies (it is assumed the tax is passed on to consumers). QC, NB, NS and NL levy provincial sales tax on the pump price. ON sales tax will apply after harmonization on July 1, 2010.

[7]	Provincial diesel fuel taxes are fixed rates per litre. PE includes both a variable (maximum of 8.7¢/l) and a fixed (11.5¢/l) diesel fuel tax. Victoria and Montréal levy an additional 3.5¢/l and 1.5¢/l local tax, respectively, on diesel fuel. Greater Vancouver’s total tax, including a local levy, is 24.00¢. BC imposes a carbon tax of 3.84¢/l. QC imposes a carbon tax of 0.8¢/l on petroleum companies (it is assumed the tax is passed on to consumers). QC, NB, NS and NL levy provincial sales tax on the pump price. ON sales tax will apply after harmonization on July 1, 2010.

[8]	SK, MB, NB, NS and NL apply sales tax to all tobacco products. ON and BC sales tax will apply to tobacco products after harmonization on July 1, 2010.

[9]	SK’s credit is fully refundable. 70% of MB’s credit is refundable. QC’s credit is fully refundable if under $250 million of taxable capital. PE’s credit is non-refundable. NS has a Manufacturing and Processing Investment Credit of 10% of eligible costs not delivered through the tax system.

[10]	BC’s credit is refundable for Canadian-controlled private corporations for expenditures up to $3 million. AB’s maximum credit is $400,000. AB, SK, ON, NB, NS, and NL’s credits are refundable. MB’s credit is fully refundable for specified qualified expenditures starting 2010 and partially refundable for in-house R&D starting 2011.
     Corporation Income Tax Rates

	Federal	Manitoba

Basic Rate	18.0%	12.0%
Small Business Rate	11.0%	0.0	%*
Small Business Threshold	$500,000	$400,000

*	effective December 1, 2010

C14 / Taxation Adjustments BUDGET 2010

■	Appendix 1:

MANITOBA TAX EXPENDITURES 2009/10
Introduction
Governments use the tax system to pursue social, cultural and economic objectives in two ways: by direct spending of the revenue raised, and by providing targeted tax preferences to promote specific types of activity or behaviour. The targeted tax preferences can be thought of as tax expenditures since they have much the same effect as direct government spending. For example, direct grants for small businesses, and tax credits for people who invest in small businesses, could have quite similar costs and results. A tax expenditure is measured as a deviation from a benchmark tax base. The expenditure can be in the form of a deduction, credit, preferential rate, deferral or exemption. Tax expenditures may target taxpayers (ex: individuals, corporations); activities (ex: farming, film production, manufacturing); property (ex: machinery, equipment); sources of income (ex: pensions); transactions (ex: RRSP contributions); or events (ex: involuntary dispositions).
Accounting for Tax Expenditures
Tax expenditure accounts promote accountability and transparency in government programming. Direct expenditure programs are subject to review and approval by the Legislature, and are published annually in the public accounts. Tax expenditures, on the other hand, are not recorded as individual line items but are absorbed into revenue estimates. Tax expenditures reduce government revenues that would otherwise have been available for various direct expenditures. Therefore, tax expenditure accounts not only help to enhance the visibility of programs, but promote public accountability as well. It is generally understood that tax expenditure accounting in no way evaluates tax policy, nor does it address the desirability of the tax provisions, or their usefulness in achieving tax policy objectives.

BUDGET 2010 Taxation Adjustments / C15

Limitations of Tax Expenditure Accounting
Tax expenditure accounting has important limitations that must be kept in mind when interpreting results. There are no formal accounting guidelines for tax expenditures. The value of each tax expenditure is estimated individually. Interactions between provisions are not taken into account. This has two effects. First, estimates for two or more tax expenditures cannot be added together to arrive at a combined value. Second, changing any one tax expenditure might affect the value of other tax expenditures. For example, changing something that is a deduction from income, such as RRSP contributions, would change reported net income. This in turn would change the value of tax credits, such as Manitoba’s Personal Tax Credit, that depend on net income. The combined value of the tax expenditures listed in the account is substantially less than the sum of the individual items.
Reporting Tax Expenditures
Manitoba’s tax expenditure accounts are separated into six sections: personal income tax, corporation income tax, payroll tax, retail sales tax, fuel taxes and corporation capital tax. The estimates are calculated from tax collection and departmental data. The estimates provided are for the 2009/10 fiscal year. They do not include measures announced in the 2010 Budget or measures announced in previous budgets for implementation after 2009/10. Certain Manitoba personal income tax credits have the characteristics of tax expenditures but are, in fact, accounted for in Manitoba’s Estimates of Expenditure. Examples include the Education Property Tax Credit and the Personal Tax Credit. These credits are not included in the tax expenditure table. For the sake of comparison, these credits are listed below.
CREDITS ACCOUNTED FOR AS EXPENDITURE ITEMS

2009/10
(millions of dollars)
Education Property Tax Credit (including the Advance)	264.9
Personal Tax Credit	42.0
Farmland School Tax Rebate	32.8
School Tax Credit for Tenants and Homeowners (55+)	1.8
Political Contribution Tax Credit (for individuals only)	1.0
Community Enterprise Development Tax Credit	0.2
Riparian Tax Credit	0.1
TOTAL	342.8

C16 / Taxation Adjustments BUDGET 2010

MANITOBA TAX EXPENDITURES, 2009/10

(Millions of Dollars)
PERSONAL INCOME TAX
(a) Adjustments to Income (in accordance with tax collection agreements)
Contributions to RRSPs	144.0
Capital gains inclusion rate	63.8
Contributions to RPPs	75.5
Lifetime capital gains exemption	21.1
Social assistance, WCB, and OAS/GIS (non-taxable income)	18.2
Union dues and professional fees	16.5
Child-care expenses	11.7
Pension income splitting	12.5
Northern Residents Deduction	6.0
Moving expenses	2.3
Scholarship and bursary income exemption	1.0
Tradespeople’s tool expense	0.4
Tax-Free Savings Account	1.2

(b) Non-refundable tax credits (basic credits provided federally and by all provinces)
Basic personal	617.4
CPP/EI	104.7
Family Tax Benefit	59.7
Charitable donations	65.3
Age	34.1
Tuition fees and education amount ($400/month)	28.0
Medical expenses	30.4
Spousal	21.8
Eligible dependant	16.0
Disability	14.3
Private pension	9.3
Caregiver	1.4
Student loan interest	1.1
Infirm dependants	0.1

(c) Other Manitoba Tax Measures
Tuition Fee Income Tax Rebate	17.7
Children’s Fitness Tax Credit	3.0
Foreign Tax Credit	3.2
Mineral Exploration Tax Credit	1.1
Primary Caregiver Tax Credit	4.6
Overseas Employment Tax Credit	0.5
Labour-sponsored Venture Capital Corporations Tax Credit	1.3
Adoption Expenses Tax Credit	0.1

BUDGET 2010 Taxation Adjustments / C17

(Millions of Dollars)
CORPORATION INCOME TAX
Low rate for small business	131.5
Manufacturing Investment Tax Credit	23.2
Film and Video Production Tax Credit	16.0
Research and Development Tax Credit	15.8
Small Business Venture Capital Tax Credit	5.0
Green Energy Equipment Tax Credit	2.4
Book Publishing Tax Credit	0.6
Co-op Education and Apprenticeship Tax Credits	1.1
Interactive Digital Media Tax Credit	0.1
Odour Control Tax Credit	0.1

PAYROLL TAX
$1.25 million exemption	127.9
Exemption for interjurisdictional common carriers	12.9

RETAIL SALES TAX
Exemptions and Refund Programs
Groceries	160.1
Farm machinery and repairs	45.4
Farm and organic fertilizer	23.2
Prescription drugs and medicine	21.4
Books, free magazines and newspapers, and school yearbooks	17.6
Farm pesticides and herbicides	18.4
Medical supplies, appliances and equipment	14.1
Electricity used for manufacturing or mining	11.6
Natural gas for residential heating	12.6
Water supplied by a municipality	12.1
Children’s clothing and footwear	11.1
Custom software and computer programming	7.3
Vehicle trade-ins	5.6
Toll-free calls	5.8
Electricity for residential heating	6.7
Vehicle private buy/sell refunds	3.1
Direct agents and qualifying items used in manufacturing a product for sale — including drill bits and explosives used in the mining industry	3.0
Municipal exemptions (including the purchase of ambulances, fire trucks and related equipment, and gravel or sand purchased by a municipality for its own use)	1.6
Qualifying geophysical survey and explorations equipment, drill rigs and well servicing equipment used in oil and gas exploration and development	1.5
Feminine hygiene products	1.2
Mobile, ready-to-move and modular homes (point of sale reduction)	0.9
Films for public broadcast	0.4

C18 / Taxation Adjustments BUDGET 2010

(Millions of Dollars)
RETAIL SALES TAX (Continued)
Non-prescription smoking cessation products	0.4
Farm manure slurry tanks and lagoon liners	0.1
Qualifying geophysical survey and exploration equipment, and prototype mining equipment	0.1

FUEL TAX
Marked gasoline and diesel	37.7
Ethanol grant	23.6
International cargo flight refunds	0.2
Biodiesel exemption	0.1

CORPORATION CAPITAL TAX
Capital deduction	24.4
Manufacturers exemption	26.9
Credit unions and caisses populaires exemption	14.7
Co-operatives exemption	0.7
All estimates are based on the most complete information available at the time of publication.
In some cases, new information may significantly revise earlier estimates.
Source: Manitoba Finance, March 15, 2010

BUDGET 2010 Taxation Adjustments / C19

C20 / Taxation Adjustments BUDGET 2010

■	Appendix 2:

THE MANITOBA ADVANTAGE
Manitoba provides businesses and residents with a unique set of benefits that we call The Manitoba Advantage:
•	a productive, well-educated and multilingual labour force

•	a favourable business cost environment, including competitive office and land costs, reasonable construction costs and affordable taxes

•	modern and extensive communications infrastructure

•	an extensive network of R&D facilities, supporting innovation and productivity

•	a convenient mid-continent location in the North American central time zone

•	cost-effective transportation links and intermodal facilities providing shipping by road, rail, air and sea, enhanced by new, major infrastructure investments planned over the next several years, including CentrePort Canada, the country’s first foreign trade zone and inland port

•	a favourable cost of living, including among the lowest electricity costs in North America

•	reliable and accessible public services, including quality universal public health care and education

•	a culture of caring, with a history of high levels of charitable giving and community volunteering

•	a dynamic cultural and artistic community

•	an attractive natural environment with plenty of opportunities for recreation and relaxation which further enhance Manitobans’ quality of life.
To show Manitoba’s cost competitiveness in more detail, two analyses are provided. The interprovincial comparison of annual personal costs and taxes (see p.C22), compares provinces’ living costs and tax levels for a variety of family types. Manitoba’s Competitive Environment for Manufacturing, provides a detailed comparison of the taxes and costs faced by representative manufacturers in various Canadian and U.S. cities (see p.C33).
Since 1999, Manitoba’s overall provincial rankings for personal costs and taxes have been among the best in Canada. Manitoba remains one of the most affordable provinces in which to live, among the best three in total combined living costs and taxes for six representative families.
Competitive operating costs and taxes have made Manitoba one of the least expensive provinces in Canada to do business. Among representative North American cities, both small and large manufacturers in Brandon and Winnipeg rank at or near the best on start-up costs, net income, overall taxes and return on investment.

BUDGET 2010 Taxation Adjustments / C21

Celebrating Manitoba
Manitoba’s vibrant arts and cultural assets range from opera to folk music, from Manitoba Theatre Centre, stage plays to the Fringe Festival, from the deep traditions of First Nations to the new-to-us traditions of Manitoba’s many ethno-cultural groups. The province’s renowned arts and cultural scene has much to offer in celebrating the spirit of Manitobans.
Just a few weeks ago, Canada’s Olympic Games in Vancouver celebrated Canadian achievements in sport and culture. Manitoba’s CentrePlace pavilion at the LiveCity Olympic site attracted over 100,000 visitors. The unique pavilion won a sustainability award and shared information about Manitoba and the Canadian Human Rights Museum.
Manitoba Homecoming 2010 hosted a Manitoba-style social the evening before Manitoba Day at the Olympics. Music by DJ Hunnicutt and Co-op, Doc Walker, Streetheart, Eagle & Hawk, Sierra Noble and Chic Gamine helped 900 people, including ex-Manitobans, athletes, tourists, friends and families celebrate Manitoba style. Over 30 Manitoba artists provided entertainment for the two-week Olympic events in Vancouver.
Manitoba Homecoming 2010 is a multi-partnership effort spearheaded by Destination Winnipeg, Travel Manitoba and the Manitoba Government. It’s a year-long experience to bring former and current Manitobans together to celebrate Manitoba’s many events, festivals and year-round fun. The World’s Largest Social is scheduled for May 15, 2010 and will celebrate Manitoba’s 140th birthday. So far, 60 communities around the province will be holding simultaneous socials for an estimated 30,000 people.

C22 / Taxation Adjustments BUDGET 2010

2010 Comparison of
Personal Costs and Taxes

Single Person: $30,000	BC	AB	SK	MB	ON
Provincial Income Tax	869	1,134	1,428	1,514	773
Health Premiums	684	0	0	0	300

Subtotal PIT and Premiums	1,553	1,134	1,428	1,514	1,073

Retail Sales Tax	386	0	198	310	531
Carbon Tax Credit	(105)	0	0	0	0

Total Provincial Taxes,Credits and Premiums	1,834	1,134	1,626	1,824	1,605

Rent	11,028	10,956	8,100	7,380	11,112
Electricity	309	668	553	324	554
Public Transit	832	921	758	792	1,364
Telephone	312	279	258	286	260

Total Living Costs	12,480	12,823	9,670	8,782	13,290

Total Personal Costs and Taxes	14,314	13,958	11,296	10,606	14,895

Single Parent One Child: $30,000	BC	AB	SK	MB	ON
Provincial Income Tax	(391)	0	(442)	95	(898)
Health Premiums	490	0	0	0	300

Subtotal PIT and Premiums	99	0	(442)	95	(598)

Family/Employment Tax Credits	0	(694)	0	0	0
Child Benefits	0	0	0	0	(210)
Retail Sales Tax	502	0	258	403	691
Carbon Tax Credit	(210)	0	0	0	0

Total Provincial Taxes,Credits and Premiums	391	(694)	(184)	497	(118)

Rent	11,028	10,956	8,100	7,380	11,112
Child Care	5,521	3,600	3,696	3,335	996
Electricity	309	668	553	324	554
Transit	832	921	758	792	1,364
Telephone	312	279	258	286	260

Total Living Costs	18,001	16,423	13,366	12,117	14,286

Total Personal Costs and Taxes	18,392	15,729	13,181	12,615	14,169

Sums may not add due to rounding.

BUDGET 2010 Taxation Adjustments / C23

QC	NB	NS	PE	NL	Single Person: $30,000
1,198	1,718	1,778	2,005	1,566	Provincial Income Tax
578	0	0	0	0	Health Premiums

1,776	1,718	1,778	2,005	1,566	Subtotal PIT and Premiums

428	507	534	343	588	Retail Sales Tax
0	0	0	0	0	Carbon Tax Credit

2,204	2,225	2,312	2,348	2,154	Total Provincial Taxes,Credits and Premiums

7,248	6,492	8,520	6,720	7,104	Rent
328	513	612	825	523	Electricity
658	705	766	649	775	Public Transit
260	266	303	296	266	Telephone

8,494	7,976	10,201	8,491	8,668	Total Living Costs

10,697	10,201	12,513	10,839	10,822	Total Personal Costs and Taxes

QC	NB	NS	PE	NL	Single Parent One Child: $30,000
1,523	231	819	1,148	0	Provincial Income Tax
408	0	0	0	0	Health Premiums

1,931	231	819	1,148	0	Subtotal PIT and Premiums

(372)	0	0	0	0	Family/Employment Tax Credits
(2,823)	(323)	0	0	0	Child Benefits
556	659	694	446	764	Retail Sales Tax
0	0	0	0	0	Carbon Tax Credit

(708)	567	1,513	1,594	764	Total Provincial Taxes,Credits and Premiums

7,248	6,492	8,520	6,720	7,104	Rent
1,820	2,922	4,170	3,652	7,094	Child Care
328	513	612	825	523	Electricity
658	705	766	649	775	Transit
260	266	303	296	266	Telephone

10,314	10,898	14,371	12,143	15,762	Total Living Costs

9,606	11,465	15,884	13,736	16,527	Total Personal Costs and Taxes

Sums may not add due to rounding.

C24 / Taxation Adjustments BUDGET 2010

2010 Comparison of
Personal Costs and Taxes

One-Earner Family of 4: $40,000	BC	AB	SK	MB	ON
Provincial Income Tax	810	625	(137)	2,034	141
Health Premiums	1,368	0	0	0	450

Subtotal PIT and Premiums	2,178	625	(137)	2,034	591

Family/Employment Tax Credits	0	(1,325)	0	0	0
Child Benefits	(56)	0	0	0	0
Property Tax Credits	(570)	0	0	(650)	(213)
Retail Sales Tax	949	0	542	871	1,381
Gasoline Tax	536	180	300	230	446
Carbon Tax Credit	(139)	0	0	0	0

Total Provincial Taxes,Credits and Premiums	2,898	(520)	705	2,485	2,205

Mortgage Costs	20,509	14,576	11,372	8,790	15,382
Property Taxes	3,698	2,011	2,947	2,629	3,296
Home Heating	1,404	920	1,208	1,361	1,198
Electricity	557	1,202	995	583	998
Auto Insurance	1,355	1,290	876	1,035	2,952
Telephone	312	279	258	286	260

Total Living Costs	27,835	20,278	17,656	14,684	24,086

Total Personal Costs and Taxes	30,733	19,758	18,361	17,169	26,291

One-Earner Family of 4: $60,000	BC	AB	SK	MB	ON
Provincial Income Tax	2,554	2,584	2,766	4,776	3,069
Health Premiums	1,368	0	0	0	600

Subtotal PIT and Premiums	3,922	2,584	2,766	4,776	3,669

Family/Employment Tax Credits	0	(1,325)	0	0	0
Child Benefits	(439)	0	0	0	0
Property Tax Credits	(570)	0	0	(650)	0
Retail Sales Tax	1,388	0	866	1,176	1,992
Gasoline Tax	536	180	300	230	446

Total Provincial Taxes,Credits and Premiums	4,836	1,439	3,932	5,532	6,107

Mortgage Costs	20,509	14,576	11,372	8,790	15,382
Property Taxes	3,698	2,011	2,947	2,629	3,296
Home Heating	1,404	920	1,208	1,361	1,198
Electricity	557	1,202	995	583	998
Auto Insurance	1,355	1,290	876	1,035	2,952
Telephone	312	279	258	286	260

Total Living Costs	27,835	20,278	17,656	14,684	24,086

Total Personal Costs and Taxes	32,671	21,717	21,588	20,216	30,194

Sums may not add due to rounding.

BUDGET 2010 Taxation Adjustments / C25

QC	NB	NS	PE	NL	One-Earner Family of 4: $40,000
1,967	1,915	2,749	2,770	2,372	Provincial Income Tax
786	0	0	0	0	Health Premiums

2,753	1,915	2,749	2,770	2,372	Subtotal PIT and Premiums

(562)	0	0	0	0	Family/Employment Tax Credits
(3,136)	(250)	0	0	0	Child Benefits
(350)	0	0	0	0	Property Tax Credits
1,202	1,310	1,432	924	1,622	Retail Sales Tax
498	360	464	316	486	Gasoline Tax
0	0	0	0	0	Carbon Tax Credit

405	3,335	4,645	4,010	4,480	Total Provincial Taxes,Credits and Premiums

9,192	8,350	7,837	5,860	7,636	Mortgage Costs
3,182	2,402	2,335	2,368	1,681	Property Taxes
1,780	1,416	1,117	1,995	1,814	Home Heating
591	923	1,013	1,485	941	Electricity
825	859	1,091	840	1,416	Auto Insurance
260	266	303	296	266	Telephone

15,830	14,216	13,696	12,844	13,754	Total Living Costs

16,236	17,552	18,341	16,854	18,234	Total Personal Costs and Taxes

QC	NB	NS	PE	NL	One-Earner Family of 4: $60,000
5,378	4,708	5,717	5,490	4,900	Provincial Income Tax
1,155	0	0	0	0	Health Premiums

6,533	4,708	5,717	5,490	4,900	Subtotal PIT and Premiums

0	0	0	0	0	Family/Employment Tax Credits
(2,473)	(250)	0	0	0	Child Benefits
0	0	0	0	0	Property Tax Credits
1,640	1,895	1,797	1,291	2,082	Retail Sales Tax
498	360	464	316	486	Gasoline Tax

6,198	6,713	7,978	7,097	7,468	Total Provincial Taxes,Credits and Premiums

9,192	8,350	7,837	5,860	7,636	Mortgage Costs
3,182	2,402	2,335	2,368	1,681	Property Taxes
1,780	1,416	1,317	1,995	1,914	Home Heating
591	923	1,013	1,485	941	Electricity
825	859	1,091	840	1,416	Auto Insurance
260	266	303	296	266	Telephone
15,830	14,216	13,896	12,844	13,854	Total Living Costs

22,028	20,930	21,874	19,941	21,322	Total Personal Costs and Taxes

Sums may not add due to rounding.

C26 / Taxation Adjustments BUDGET 2010

2010 Comparison of Personal Costs and Taxes

Two-Earner Family of 4: $60,000	BC	AB	SK	MB	ON
Provincial Income Tax	1,156	1,332	937	3,100	773
Health Premiums	1,368	0	0	0	300

Subtotal PIT and Premiums	2,524	1,332	937	3,100	1,073

Family/Employment Tax Credits	0	(1,325)	0	0	0
Child Benefits	(252)	0	0	0	0
Property Tax Credits	(570)	0	0	(650)	(93)
Retail Sales Tax	1,388	0	866	1,176	1,992
Gasoline Tax	804	270	450	345	669
Carbon Tax Credit	(19)	0	0	0	0

Total Provincial Taxes,Credits and Premiums	3,875	277	2,253	3,971	3,641

Mortgage Costs	20,509	14,576	11,372	8,790	15,382
Property Taxes	3,698	2,011	2,947	2,629	3,296
Child Care	16,442	13,200	11,952	9,776	8,000
Home Heating	1,404	920	1,208	1,361	1,198
Electricity	557	1,202	995	583	998
Auto Insurance	2,624	2,479	1,692	1,984	5,767
Telephone	312	279	258	286	260

Total Living Costs	45,546	34,667	30,424	25,409	34,901

Total Personal Costs and Taxes	49,420	34,944	32,678	29,380	38,543

Two-Earner Family of 5: $75,000	BC	AB	SK	MB	ON
Provincial Income Tax	1,820	2,214	1,689	4,226	1,724
Health Premiums	1,368	0	0	0	516

Subtotal PIT and Premiums	3,188	2,214	1,689	4,226	2,240

Family/Employment Tax Credits	0	(1,704)	0	0	0
Child Benefits	(688)	0	0	0	0
Property Tax Credits	(570)	0	0	(650)	0
Retail Sales Tax	1,752	0	1,009	1,572	2,396
Gasoline Tax	804	270	450	345	669

Total Provincial Taxes,Credits and Premiums	4,486	780	3,148	5,493	5,305

Mortgage Costs	25,014	17,281	11,793	11,561	22,066
Property Taxes	4,473	2,573	4,163	3,477	4,702
Child Care	24,663	20,952	17,928	14,485	12,500
Home Heating	2,340	1,533	2,013	2,268	1,997
Electricity	928	2,003	1,658	972	1,663
Auto Insurance	2,624	2,479	1,692	1,984	5,767
Telephone	312	279	258	286	260

Total Living Costs	60,354	47,100	39,505	35,033	48,955

Total Personal Costs and Taxes	64,839	47,880	42,654	40,526	54,260

Sums may not add due to rounding.

BUDGET 2010 Taxation Adjustments / C27

QC	NB	NS	PE	NL	Two-Earner Family of 4: $60,000
4,762	2,519	2,669	3,045	2,568	Provincial Income Tax
1,155	0	0	0	0	Health Premiums

5,917	2,519	2,669	3,045	2,568	Subtotal PIT and Premiums

0	0	0	0	0	Family/Employment Tax Credits
(2,473)	(250)	0	0	0	Child Benefits
0	0	0	0	0	Property Tax Credits
1,640	1,895	1,797	1,291	2,082	Retail Sales Tax
747	540	696	474	729	Gasoline Tax
0	0	0	0	0	Carbon Tax Credit

5,830	4,704	5,162	4,810	5,379	Total Provincial Taxes,Credits and Premiums

9,192	8,350	7,837	5,860	7,636	Mortgage Costs
3,182	2,402	2,335	2,368	1,681	Property Taxes
3,640	12,844	14,750	11,492	16,708	Child Care
1,780	1,416	1,317	1,995	1,914	Home Heating
591	923	1,013	1,485	941	Electricity
1,546	1,667	2,124	1,605	2,780	Auto Insurance
260	266	303	296	266	Telephone

20,191	27,868	29,679	25,101	31,926	Total Living Costs

26,021	32,572	34,841	29,911	37,305	Total Personal Costs and Taxes

QC	NB	NS	PE	NL	Two-Earner Family of 5: $75,000
7,244	3,729	3,935	4,544	3,989	Provincial Income Tax
1,155	0	0	0	0	Health Premiums

8,399	3,729	3,935	4,544	3,989	Subtotal PIT and Premiums

0	0	0	0	0	Family/Employment Tax Credits
(2,918)	(146)	0	0	0	Child Benefits
0	0	0	0	0	Property Tax Credits
2,086	2,632	2,556	1,580	2,589	Retail Sales Tax
747	540	696	474	729	Gasoline Tax

8,313	6,755	7,187	6,598	7,307	Total Provincial Taxes,Credits and Premiums

14,906	13,873	11,353	9,083	12,177	Mortgage Costs
5,342	4,502	3,382	3,670	2,706	Property Taxes
5,460	19,266	22,548	13,896	25,062	Child Care
2,967	2,360	2,195	3,325	3,190	Home Heating
985	1,538	1,688	2,475	1,568	Electricity
1,546	1,667	2,124	1,605	2,780	Auto Insurance
260	266	303	296	266	Telephone

31,466	43,472	43,593	34,350	47,749	Total Living Costs

39,779	50,228	50,780	40,948	55,056	Total Personal Costs and Taxes

Sums may not add due to rounding.

C28 / Taxation Adjustments BUDGET 2010

2010 Comparison of Personal Costs and Taxes Net of Graduate Credits and Tuition Rebates

Single Person: $50,000	BC	AB	SK	MB	ON
Provincial Income Tax	2,199	3,026	3,904	4,578	2,455
Graduate Tuition/Credit Rebates	0	0	(2,000)	(2,500)	0
Health Premiums	684	0	0	0	600

Subtotal PIT,Credit and Premiums	2,883	3,026	1,904	2,078	3,055

Property Tax Credits	(570)	0	0	(650)	0
Retail Sales Tax	584	0	352	512	843
Gasoline Tax	536	180	300	230	446

Total Provincial Taxes,Credits and Premiums	3,434	3,206	2,556	2,169	4,344

Mortgage Costs	20,509	14,576	11,372	8,790	15,382
Property Taxes	3,698	2,011	2,947	2,629	3,296
Home Heating	1,404	920	1,208	1,361	1,198
Electricity	557	1,202	995	583	998
Auto Insurance	1,355	1,290	876	1,035	2,952
Telephone	312	279	258	286	260

Total Living Costs	27,835	20,278	17,656	14,684	24,086

Total Personal Costs and Taxes	31,268	23,484	20,213	16,854	28,431

Sums may not add due to rounding.

Income Tax and Health Premiums,
Net of Graduate Credits and	Personal Costs and Taxes -
Tuition Rebates	Graduate Earning $50,000

Source: Manitoba Finance	Source: Manitoba Finance

BUDGET 2010 Taxation Adjustments / C29

QC	NB	NS	PE	NL	Single Person: $50,000
5,157	3,998	4,673	4,580	3,978	Provincial Income Tax
0	(3,998)	(2,500)	0	0	Graduate Tuition/Credit Rebates
578	0	0	0	0	Health Premiums

5,734	0	2,173	4,580	3,978	Subtotal PIT, Credit and Premiums

(50)	0	0	0	0	Property Tax Credits
711	801	807	554	926	Retail Sales Tax
498	360	464	316	486	Gasoline Tax

6,893	1,161	3,444	5,450	5,390	Total Provincial Taxes, Credits and Premiums

9,192	8,350	7,837	5,860	7,636	Mortgage Costs
3,182	2,402	2,335	2,368	1,681	Property Taxes
1,780	1,416	1,117	1,995	1,814	Home Heating
591	923	1,013	1,485	941	Electricity
825	859	1,091	840	1,416	Auto Insurance
260	266	303	296	266	Telephone

15,830	14,216	13,696	12,844	13,754	Total Living Costs

22,724	15,378	17,140	18,294	19,143	Total Personal Costs and Taxes

Sums may not add due to rounding.

C30 / Taxation Adjustments BUDGET 2010

2010 Comparison of Personal Costs and Taxes

Single Person Earning $30,000	Single Parent Earning $30,000

Single-Earner Family of Four	Single-Earner Family of Four
Earning $40,000	Earning $60,000

Two-Earner Family of Four	Two-Earner Family of Five
Earning $60,000	Earning $75,000

BUDGET 2010 Taxation Adjustments / C31

■ NOTES
Provincial taxes,1 credits and premiums are based on information available prior to March 23, 2010, for the following major urban centres in each province: Vancouver, Calgary, Saskatoon, Winnipeg, Toronto, Montréal, Saint John, Halifax, Charlottetown and St. John’s.
Auto Insurance coverage includes $2 million Third Party Liability, a $500 All Perils Deductible, accident benefits and $2 million Standard Policy Form #44 family protection coverage for those jurisdictions without no-fault injury coverage, and La Societé de l’Assurance Automobile du Québec injury protection in Montréal. The driver is married, age 35, has been accident- and conviction-free for 15 or more years; and the auto is driven to work and school on a limited commuting basis. Rates were provided by the Insurance Corporation of British Columbia for British Columbia, SGI Canada for Saskatchewan, and Manitoba Public Insurance for Manitoba. Rates for other cities are the average of the quotes from 10 private insurers providing coverage in those provinces. Discounts for second or multiple vehicles, where available, are not included in the auto insurance calculations. Rebates issued by MPI or other insurers are also excluded. Auto insurance for the 2000 Dodge Caravan and the 2003 Chevrolet Malibu are used in these examples, two of the more common vehicles driven in Manitoba. The single-earner families of four at $40,000 and $60,000 insure the Malibu, while the two-earner family of four at $60,000 and the two-earner family of five at $75,000 insure both the Malibu and the Caravan.
Child Care costs are based on annual parent fees, less subsidies paid, for preschool aged children, typically over two years of age and under six years of age, for 260 days or 12 months per year. Manitoba and Quebec are the only provinces with regulated maximum parent fees. Fees for other provinces are those obtained online and/or in a survey conducted in the first quarter of 2010.
Electricity charges are based on annual consumption of 8,100 kWh for a detached bungalow for families with $40,000 and $60,000 of income. Annual consumption of 4,500 kWh is used for the single person and single parent renters and 13,500 kWh for the family at $75,000. Rates do not include municipal taxes or charges.
Gasoline Tax is based on annual consumption of 2,000 litres for the single-vehicle families and 3,000 litres for the two-vehicle families. The gasoline tax includes all provincial levies on gas, including carbon tax and sales tax where applicable. Sales tax is based on pump prices as of December 15, 2009.
Health Premiums are annual premiums for hospital insurance and medical services in provinces which levy them. Quebec’s Prescription Drug Plan fee is included.
Home Heating charges are based on an annual consumption level of 3,200 cubic metres for a detached bungalow for families with $40,000 and $60,000 of income. Annual consumption for the detached bungalow has been proportionally adjusted for a family with $75,000 of income to reflect the consumption for an executive detached two storey. For the Atlantic provinces, the figures represent the BTU equivalent consumption of fuel oil. Refundable home-heating benefits have been deducted from home-heating costs where applicable.
Mortgage Costs are based on the average home prices for a detached bungalow for families with $40,000 and $60,000 of income, and for the graduate with $50,000 of income, and on an executive detached two storey for a family with $75,000 of income, from the Royal LePage Fourth Quarter 2009 Survey of Canadian House Prices, with one-half of the home price being financed over 25 years at a five-year closed mortgage rate of 5.5%.

1	Tables reflect 2010 budget changes for Alberta, British Columbia, New Brunswick and Canada.

C32 / Taxation Adjustments BUDGET 2010

Net Child Benefits represent provincial programs comparable to the Canada Child Tax Benefit for families with children. Provincial child benefit measures are available in British Columbia (BC Family Bonus and the BC Earned Income Benefit), Alberta (Alberta Family Employment Tax Credit), Manitoba (Manitoba Child Benefit), Ontario (Ontario Child Care Supplement for Working Families and the Ontario Child Benefit), Quebec (Child Assistance Payments), New Brunswick (New Brunswick Child Tax Benefit and the New Brunswick Working Income Supplement), Nova Scotia (Nova Scotia Child Benefit), and Newfoundland and Labrador (Newfoundland and Labrador Child Benefit).
Property Taxes are based on the assessed values for a detached bungalow for families with $40,000 and $60,000 of income, as per the 2007 Residential Property Taxes and Utility Charges Survey (City of Edmonton) updated for 2009 by the property tax component of each province’s Consumer Price Index. Property taxes for the detached bungalow have been proportionally adjusted for a family with $75,000 of income to reflect the taxes paid for an executive detached two storey.
Provincial Income Tax is calculated for a single renter with $30,000 earned income, a single parent with one preschool child who rents and has $30,000 in earned income, and three family profiles with $40,000, $60,000 and $75,000 of earned income, respectively. These incomes are before receipt of the Universal Child Care Benefit (UCCB) but the UCCB is used in the calculation of income tax. For the single parent, UCCB is treated as taxable income of the dependent child. Families include one income earner, a spouse and two preschool dependent children; two income earners and two preschool children; or two income earners and three preschool children. For two-earner families, one spouse is assumed to earn 60% of the family income while the other spouse earns 40%. Personal non-refundable credits include the CPP/QPP and EI contribution credits. For the single parent, child-care costs less subsidies for each province have been deducted from income. For two-earner families, eligible child-care costs have been deducted from the income of the spouse with the lower income. Gross Quebec personal income tax has been reduced by the 16.5% abatement from federal income tax. Refundable sales tax credits and provincial tax reductions and rebates have been deducted from income tax payable. Property tax credits for renters are included in income tax, but property tax credits for homeowners are shown separately.
Rent is from Canada Mortgage and Housing Corporation’s Rental Market Survey, October 2009, and is based on the average one-bedroom apartment rent for each urban centre.
Retail Sales Tax is based upon an average expenditure basket at the selected gross income levels from the 2007 Survey of Household Spending (Statistics Canada), inflated to 2009 values using each province’s Consumer Price Index. Amounts for British Columbia and Ontario are based on the new HST regime.
Transit Fares are based on adult monthly pass rates in effect in February 2010. The full impact of the federal non-refundable public transit tax credit has reduced the cost of transit fees shown for the single individual and single parent with one child examples.
Telephone charges are the basic service rates for individual residences.

BUDGET 2010 Taxation Adjustments /C33

■	Appendix 3:

MANITOBA’S COMPETITIVE ENVIRONMENT FOR MANUFACTURING
Manitoba’s manufacturing sector is highly diversified, producing a broad range of industrial and consumer goods. Major manufactured goods include urban and intercity buses, aerospace equipment, primary metals, fabricated metals, industrial chemicals, machinery, pharmaceuticals, processed meats, processed vegetables and grain products, furniture, plastic products and manufactured windows. Manitoba is North America’s largest manufacturer of buses and Canada’s third-largest centre for the manufacture of aerospace equipment. Biovail, located in Steinbach, is one of the largest Canadian-owned pharmaceutical companies in the world. Maple Leaf Foods operates one of the world’s largest and most technologically advanced meat processing plants in Brandon, Manitoba’s second-largest city.
Payroll-related levies
U.S. employers pay federal and state unemployment taxes, social security tax and medicare tax and are also required to provide workers’ compensation coverage. Canadian employers do not pay provincial unemployment or federal medicare taxes, though some provinces have payroll taxes. For example, at the same wage level, a firm in Atlanta will have higher payroll-related taxes and levies than in Winnipeg.
Payroll-Related Taxes and Levies per Employee Larger Manufacturing Firm Winnipeg and Atlanta

Manitoba’s competitive business environment continues to attract manufacturing investment due to:
•	our central location and excellent transportation links to the rest of North America

•	low industrial and commercial land costs

•	electricity costs which are among the lowest in the world

•	a skilled and well-educated work force

•	one of the best R&D tax credit regimes.
Manitoba Finance’s competitiveness model compares the tax structure and cost environment for representative smaller and larger manufacturing firms relative to several other North American cities.
The model simulates start-up, operating, financial and taxation costs over a period of 20 years. It incorporates future unconditional changes in taxes that have been announced by the federal and provincial or state governments. The representative firms’ profiles have been updated using the most recent data available from Statistics Canada, local economic development boards and other public sources.
Interjurisdictional Competitiveness
The following indicators are used to assess cost and tax competitiveness for both a smaller and a larger manufacturing firm:
•	net cost of investment, or start-up costs (including applicable taxes)

•	pre-tax net income

•	effective tax rates

•	internal rates of return.

C34 / Taxation Adjustments BUDGET 2010

The model uses actual costs for each city and calculates net revenue and cash flow, including start-up costs, based on the operating costs in each location2. The results for each city are compared to the overall average of all cities for each of the indicators and presented in the charts that follow.
Net Cost of Investment
The costs of starting a manufacturing plant (land, buildings, and machinery and equipment) in Manitoba are among the lowest of all cities. Investment tax credits on capital asset purchases reduce the net cost of investment. Start-up costs in larger cities tend to be higher due to the cost of land and construction labour.

Net Cost of Investment	Net Cost of Investment
Smaller Manufacturing Firm	Larger Manufacturing Firm

Pre-Tax Net Income
Pre-tax net income compares Manitoba’s cost competitiveness to other jurisdictions. It is calculated by deducting production material costs and location-specific operating costs from fixed annual sales figures. Annual sales are uniform for all locations and are ramped up through the first four years then fixed across the cities at $4 million for the smaller firm and $45 million for the larger firm for years five to twenty. Annual production material costs are equal to 46% of sales in a given year.
The following location-specific costs are also deducted from annual sales:
•	average manufacturing wages

•	local utility costs for electricity and basic business telephone lines

•	interest charges on debt used to finance construction of the manufacturing plants

2	For comparison purposes U.S. data is converted to Canadian dollars at an exchange rate of C$1.06 (average rate November 2009).

BUDGET 2010 Taxation Adjustments / C35

A talented, well-educated and productive labour force, low utility costs and lower than average start-up costs contribute to the cost advantages of operating a manufacturing plant in Manitoba.

Pre-Tax Net Income	Pre-Tax Net Income
Smaller Manufacturing Firm	Larger Manufacturing Firm

•	depreciation of capital assets: building costs (which vary by city based on local construction wages) and machinery and equipment (which are assumed to be the same across all cities)
Brandon yields the highest pre-tax net income for both the smaller and larger manufacturing firms, while Winnipeg has the third-highest pre-tax net income for both model firms.
Effective Tax Rates
Effective tax rates are generated by computing gross taxes as a proportion of pre-tax net income over the 20-year period. The following annual operating taxes are taken into account:
•	corporation income taxes

•	local property and business taxes

•	corporation capital and U.S. franchise taxes

•	payroll taxes

•	workers’ compensation premiums

•	statutory pension and unemployment insurance premiums.
For U.S. firms, employer-paid health insurance premiums are also included.
The following tax expenditures that benefit the manufacturing sector are also taken into account:
•	investment tax credits

C36 / Taxation Adjustments BUDGET 2010

Effective Tax Rates	Effective Tax Rates
Smaller Manufacturing Firm	Larger Manufacturing Firm

•	tax holidays

•	accelerated capital cost allowances

•	preferential tax rates.
Not included are enterprise zones, grants, and other forms of governmental and third-party financial assistance programs that are subject to an approval process.

Internal Rates of Return	Internal Rates of Return
Smaller Manufacturing Firm	Larger Manufacturing Firm

BUDGET 2010 Taxation Adjustments / C37

For both the smaller and larger manufacturing firms, both Winnipeg’s and Brandon’s effective tax rates are well below the average. For smaller firms, only Moncton has a lower rate.
Overall Competitiveness
Overall competitiveness is compared by calculating internal rates of return which are commonly used by businesses in their investment and location decisions. Internal rates of return for each city are calculated using start-up costs and cash flow over a 20-year period, specific to a smaller and a larger manufacturing firm and discounted using commercial interest rates. The following charts illustrate the combined effect of taxes and costs on the internal rates of return for the representative smaller and larger manufacturing corporations in the selected jurisdictions.
The internal rates of return for both Winnipeg and Brandon are above the overall average of the cities included in the study. Brandon has the highest internal rate of return and Winnipeg has the third-highest internal rate of return for both the smaller and larger manufacturing firms.
■	CONCLUSION
Manitoba continues to maintain a highly competitive overall business cost and tax environment for both smaller and larger firms engaged in manufacturing and processing.